Exhibit 99.71

EXECUTION VERSION

PROMETIC LIFE SCIENCES INC.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

TO:	PROMETIC LIFE SCIENCES INC.
AND TO:	RAYMOND JAMES LTD. (THE “AGENT”)

Each of the undersigned, Consonance Capital Master Account L.P. and P Consonance Opportunities Ltd. (each, a “Subscriber” and collectively, the “Subscribers”), severally and not jointly, subscribe for and agree to purchase the number of common shares of Prometic Life Sciences Inc. (the “Corporation”) indicated below at a purchase price of C$0.01521 per common share (the “Subscription Price”), on and subject to the “Terms and Conditions of Subscription” attached to and forming part of this subscription agreement (the “Agreement” or “Subscription Agreement”).

PART A – DETAILS OF SECURITIES PURCHASED:

Consonance Capital Master Account L.P.

Number of Securities: 3,029,868,836

Aggregate Subscription Price: C$46,084,305

P Consonance Opportunities Ltd.

Number of Securities: 257,442,144

Aggregate Subscription Price: C$3,915,695

PART B – CONTACT INFORMATION OF CONSONANCE CAPITAL MASTER ACCOUNT L.P.:

Subscriber Information

1370 Avenue of the Americas, Floor 33

(Subscriber’s Address)

New York, NY

(Municipality)	(Province/State)

10019	USA

(Postal Code/Zip Code)	(Country)

[DELETED – PERSONAL INFORMATION]

(Telephone Number)

[DELETED – PERSONAL INFORMATION]

(Email Address)

Number of Securities of the Corporation currently owned:

0

Register the Securities as set forth below:

CONSONANCE CAPITAL MASTER ACCOUNT L.P.

(Name)

(Account reference, if applicable)

Ogier Fiduciary Services (Cayman) Limited, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

(Address)

Deliver the Securities as set forth below:

☒ Same as Address (otherwise complete below)

(Name)

(Account reference, if applicable)

(Contact Name)

(Address)

PART B – CONTACT INFORMATION OF P CONSONANCE OPPORTUNITIES LTD.:

Subscriber Information

1370 Avenue of the Americas, Floor 33

(Subscriber’s Address)

New York, NY

(Municipality)	(Province/State)

10019	USA

(Postal Code/Zip Code)	(Country)

[DELETED – PERSONAL INFORMATION]

(Telephone Number)

[DELETED – PERSONAL INFORMATION]

(Email Address)

Number of Securities of the Corporation currently owned:

0

Register the Securities as set forth below:

P CONSONANCE OPPORTUNITIES LTD.

(Name)

(Account reference, if applicable)

Ogier Fiduciary Services (Cayman) Limited, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

(Address)

Deliver the Securities as set forth below:

☒ Same as Address (otherwise complete below)

(Name)

(Account reference, if applicable)

(Contact Name)

(Address)

State whether Consonance Capital Master Account L.P. is an Insider (as defined below) of the Corporation:

Yes (director)	☐	No ☒

Yes (officer)	☐

Yes (holder of more than 10% of the voting securities of the Corporation)	☐

Yes (other:
)	☐

Number and kind of securities of the Corporation currently held, directly or indirectly, or over which control or direction is exercised, if any:

0

State whether P Consonance Opportunities Ltd. is an Insider (as defined below) of the Corporation:

Yes (director)	☐	No ☒

Yes (officer)	☐

Yes (holder of more than 10% of the voting securities of the Corporation)	☐

Yes (other:
)	☐

Number and kind of securities of the Corporation currently held, directly or indirectly, or over which control or direction is exercised, if any:

0

PART C – DETAILS OF EXEMPTION RELIED ON (CONSONANCE CAPITAL MASTER ACCOUNT L.P.):

Accredited Investor Status:

Please refer to the Accredited Investor Certificate included as Schedule “C” to this Subscription Agreement for the definition of “accredited investor” and complete the following statement:

The Subscriber satisfies paragraph ☐ of the definition of “accredited investor” found in National Instrument 45-106 Prospectus Exemptions.

U.S. Accredited Investor Status:

Please refer to the U.S. Accredited Investor Certificate included as Schedule “D” to this Subscription Agreement for the definition of “accredited investor” and complete the following statement:

The Subscriber satisfies paragraph of the definition of “accredited investor” found in Rule 501(a) of Regulation D under the 1933 Act.

PART C – DETAILS OF EXEMPTION RELIED ON (P CONSONANCE OPPORTUNITIES LTD.):

Accredited Investor Status:

Please refer to the Accredited Investor Certificate included as Schedule “C” to this Subscription Agreement for the definition of “accredited investor” and complete the following statement:

The Subscriber satisfies paragraph ☐ of the definition of “accredited investor” found in National Instrument 45-106 Prospectus Exemptions.

U.S. Accredited Investor Status:

Please refer to the U.S. Accredited Investor Certificate included as Schedule “D” to this Subscription Agreement for the definition of “accredited investor” and complete the following statement:

The Subscriber satisfies paragraph of the definition of “accredited investor” found in Rule 501(a) of Regulation D under the 1933 Act.

A fully completed and executed copy of this Subscription Agreement, including all items required to be completed as set out above, must be delivered to the Corporation no later than the Closing (unless other arrangements acceptable to the Corporation have been made).

Payment instructions:

Payment of the aggregate Subscription Price must be received by the Corporation no later than the Closing (unless other arrangements acceptable to the Corporation have been made).

CONSONANCE CAPITAL MASTER ACCOUNT L.P.

HAVE YOU COMPLETED THIS SUBSCRIPTION AGREEMENT PROPERLY?

The following items in this Subscription Agreement must be completed. Please initial each applicable box.

All Subscribers

☐	All Subscriber information in Part B and Part C (pp. 1 to 5)

Subscribers resident in a jurisdiction of Canada purchasing as “accredited investors”

☐	Schedule “C”, and the annexes thereto, indicating which category is applicable

All United States Investors

☐	Schedule “D” indicating which category is applicable

Subscribers resident in a jurisdiction other than Canada or the United States

☐	Schedule “E”

You may not change any part of this agreement without the consent of the Corporation.

P CONSONANCE OPPORTUNITIES LTD.

HAVE YOU COMPLETED THIS SUBSCRIPTION AGREEMENT PROPERLY?

The following items in this Subscription Agreement must be completed. Please initial each applicable box.

All Subscribers

☐	All Subscriber information in Part B, Part C, and Part D (pp. 1 to 5)

Subscribers resident in a jurisdiction of Canada purchasing as “accredited investors”

☐	Schedule “C”, and the annexes thereto, indicating which category is applicable

All United States Investors

☐	Schedule “D” indicating which category is applicable

Subscribers resident in a jurisdiction other than Canada or the United States

☐	Schedule “E”

You may not change any part of this agreement without the consent of the Corporation.

TO BE COMPLETED BY THE CORPORATION ONLY

The Corporation accepts the subscription on the terms and conditions of this Agreement, including the attached “Terms and Conditions of Subscription”, for the following number of common shares:

Consonance Capital Master Account L.P.: 3,029,868,836 P Consonance Opportunities Ltd.: 257,442,144

Date:	April 15, 2019 ,
PROMETIC LIFE SCIENCES INC.

By:	(s) Simon G. Best
Authorized Signing Officer

Interim President and Chief Executive Officer
Official Capacity or Title

Subscription No:

TERMS AND CONDITIONS OF SUBSCRIPTION

Section 1 Definitions

(1)	In this Agreement (including the attached schedules) or any amendment hereto, the following terms shall have the following meanings unless otherwise indicated:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(b)

“Action” means any action, claim, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation before or by any federal, provincial, state, county, local or foreign court or tribunal of competent jurisdiction, arbitrator, governmental or administrative agency, instrumentality or subdivision, regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), stock market, stock exchange or trading facility;

(c)	“Agent” has the meaning ascribed thereto in Section 2(1) of this Agreement;

(d)	“Agreement” or “Subscription Agreement” has the meaning ascribed thereto in the first paragraph of this Agreement;

(e)	“Applicable Securities Laws” has the meaning ascribed thereto in Section 4(1)(b) of this Agreement;

(f)	“Audited Financial Statements” has the meaning ascribed thereto in Section 1(l) of Schedule “F” of this Agreement;

(g)

“Authorization” means, with respect to any person, any Order, permit, approval, consent, waiver, license, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over the person;

(h)

“Board Observation Rights and Director Nomination Agreement” means that certain Board Observation Rights and Director Nomination Agreement in the form attached hereto as Exhibit 1 (with such changes thereto as may be reasonably agreed among the parties thereto);

(i)	“Canadian Offering Jurisdictions” means, collectively, each of the provinces of Canada;

(j)	“CIPO” means the Canadian Intellectual Property Office;

(k)	“Clinical Trials” has the meaning ascribed thereto in Section 1(iii) of Schedule “F” of this Agreement;

(l)	“Closing” has the meaning ascribed thereto in Section 3(1) of this Agreement;

(m)	“Closing Date” has the meaning ascribed thereto in Section 3(1) of this Agreement;

(n)	“Code” has the meaning ascribed thereto in Section 1(eeee) of Schedule “F” of this Agreement;

(o)	“Common Shares” or “Securities” has the meaning ascribed thereto in Section 2(1) of this Agreement;

(p)

“Corporate IP” means the Intellectual Property (i) that has been developed by or for or is being developed by or for the Corporation and/or a Subsidiary, or (ii) that is being used by the Corporation and/or a Subsidiary, other than Licensed IP;

(q)	“Corporation” means Prometic Life Sciences Inc., a corporation incorporated under the Canada Business Corporations Act, and includes any successor corporation thereto;

(r)	“Disqualification Event” has the meaning ascribed thereto in Section 7(e) of this Agreement;

(s)

“Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Board Observation Rights and Director Nomination Agreement, and all other documents necessary to the closing of the transactions contemplated by this Agreement;

(t)	“Engagement Letters” has the meaning ascribed thereto in Section 2(1) of this Agreement;

(u)	“Environmental Laws” has the meaning ascribed thereto in Section 1(uu) of Schedule “F” of this Agreement;

(v)	“Environmental Permits” has the meaning ascribed thereto in Section 1(vv) of Schedule “F” of this Agreement;

(w)	“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health & Human Services;

(x)	“Forward-Looking Statements” has the meaning ascribed thereto in Section 1(dddd) of Schedule “F” of this Agreement;

(y)

“Governmental Authority” means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions and the TSX;

(z)	“Hazardous Substances” has the meaning ascribed thereto in Section 1(uu) of Schedule “F” of this Agreement;

(aa)

“Health Regulatory Authority” means the statutory or Governmental Authorities authorized under applicable laws to protect and promote public and animal health through regulation and supervision of therapeutic drug candidates intended for use in humans, including, without limitation, institutional review boards, the FDA, Health Canada, the European Medicines Agency and the U.K. Medicines and Healthcare Products Regulatory Authority;

(bb)

“Insolvent” means (i) the present fair saleable value of the Corporation’s assets is less than the amount required to pay the Corporation’s total indebtedness, (ii) the Corporation is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Corporation intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Corporation does not have sufficient capital with which to conduct the business in which it is engaged as such business is now conducted or proposed to be conducted;

(cc)

“Intellectual Property” means all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software inventions, designs and other industrial or intellectual property of any kind or nature whatsoever (including applications for all of the foregoing and renewals, divisions, continuations, continuations-in-part, extensions and reissues, where applicable, relating thereto);

(dd)	“International Jurisdiction” has the meaning ascribed thereto in Section 7(i) of this Agreement;

(ee)

“IP Laws” means all federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States, the European Union and the jurisdictions in which the Corporation has registered Intellectual Property;

(ff)

“Law” means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws or judgments, orders, decisions, rulings or awards of any Governmental Authority, binding on or affecting the person referred to in the context in which the word is used;

(gg)	“Leased Premises” has the meaning ascribed thereto in Section 1(aaaa) of Schedule “F” of this Agreement;

(hh)	“Licensed IP” means the Intellectual Property owned by any person other than the Corporation and the Subsidiaries and which the Corporation and/or a Subsidiary uses;

(ii)

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other material right or material claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

(jj)

“Material Adverse Effect” and “Material Adverse Change” means any effect on or change in either the Corporation or any of the Subsidiaries or the business as described in the Public Disclosure Documents that is or is reasonably likely to (i) be materially adverse to the business, management, shareholders’ equity, results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), or business operations of the Corporation and the Subsidiaries, taken as a whole or (ii) prevent, impair or materially delay the ability of the Corporation and its Subsidiaries to carry out their respective obligations under the Documents or consummate the transactions contemplated by the Documents;

(kk)	“Material Permits” has the meaning ascribed thereto in Section 1(fff) of Schedule «F» of this Agreement;

(ll)	“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department;

(mm)	“Offering” has the meaning ascribed thereto in Section 2(1) of this Agreement;

(nn)	“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction;

(oo)	“PCMLTFA” has the meaning ascribed thereto in Section 7(w) of this Agreement;

(pp)	“Product Laws” has the meaning ascribed thereto Section 1(hhh) of Schedule “F” of this Agreement;

(qq)

“Public Disclosure Documents” means all information disseminated to the public or filed by or on behalf of the Corporation since January 1, 2019 with the Securities Commissions or the TSX in compliance, or intended compliance, with Applicable Securities Laws;

(rr)	“Public Record” has the meaning ascribed thereto in Section 5(f) of this Agreement;

(ss)	“Refinancing Closing Date” means the “Closing Date”, as such term is defined in the Restructuring Agreement.

(tt)

“Refinancing Transactions” means the following transactions contemplated by that certain Restructuring Agreement, dated as of the date hereof (the “Restructuring Agreement”), by and among, inter alia, Structured Alpha LP, a Cayman Island exempted limited partnership, as Lender, and the Corporation:

(i)

entering into an agreement to convert all but $10 million of the outstanding debt owing to SALP into Common Shares and concurrently entering into amended and restated credit facilities between the Corporation and SALP to reflect such debt conversion; and

(ii)	amending the exercise price of certain outstanding Common Share purchase warrants owned by SALP and consolidating such warrants in a new single warrant instrument to be issued to SALP;

(uu)

“Registered Corporate IP” means all Corporate IP that is the subject of registration with a national intellectual property office (including, without limitation, the CIPO and the USPTO) for intellectual property or applications for such registration with a national Intellectual Property office;

(vv)

“Registration Rights Agreement” means that certain Registration Rights Agreement in the form attached hereto as Exhibit 2 (with such changes thereto as may be reasonably agreed among the parties thereto);

(ww)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(xx)	“Regulation D” means Regulation D promulgated under the 1933 Act;

(yy)	“Regulator” has the meaning ascribed thereto in Section 4(1)(d) of this Agreement;

(zz)

“Rights Plan” means (i) the Shareholder Rights Plan Agreement, amended and restated as of March 22, 2018, between the Corporation and Computershare Trust Company of Canada, as rights agent; (ii) the Spin-Off Shareholder Rights Plan Agreement, as amended and restated on March 22, 2018, between, inter alia, the Corporation and Computershare Trust Company of Canada, as rights agent and (iii) any other control share acquisition, business combination, poison pill (including any distribution under a rights agreement), or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Corporation, other than any such arrangement provided for under the SALP Loan Agreement or any share purchase warrants issued to SALP pursuant to the terms of the Restructuring Agreement;

(aaa)	“SALP” means Structured Alpha LP;

(bbb)	“SALP Loan Agreement” has the meaning ascribed thereto in Section 1(e) of Schedule “F” of this Agreement;

(ccc)	“SEC” means the United States Securities and Exchange Commission;

(ddd)	“Securities Commissions” means the securities commissions or other securities regulatory authorities in the Canadian Offering Jurisdictions;

(eee)	“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessed by way of www.sedar.com;

(fff)	“Subscriber” and “Subscribers” have the meaning ascribed thereto in the first paragraph of this Agreement;

(ggg)	“Subscription Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

(hhh)	“Subsidiaries” means the subsidiaries of the Corporation as set out in Section 1(e) of Schedule “F” of this Agreement, and “Subsidiary” means any one of them;

(iii)	“Taxes” has the meaning ascribed thereto in Section 1(v) of Schedule “F” of this Agreement;

(jjj)	“Time of Closing” has the meaning ascribed thereto in Section 3(1) of this Agreement;

(kkk)	“Trading Day” means a day on which the Common Shares is listed or quoted and traded on the TSX.

(lll)	“TSX” means the Toronto Stock Exchange;

(mmm)	“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(nnn)

“United States Investor” means (i) any person in the United States or any person purchasing on behalf of or for the benefit of any person in the United States, (ii) any person that receives or received an offer of the Common Shares while in the United States, (iii) any U.S. person (within the meaning of Regulation S) or (iv) any person that is in the United States at the time the applicable Subscriber’s buy order was made or this Agreement was executed or delivered;

(ooo)	“U.S. Accredited Investor” means an “accredited investor” that meets the criteria in Rule 501(a) of Regulation D under the 1933 Act; and

(ppp)	“USPTO” means the United States Patent and Trademark Office.

Section 2 Terms of the Offering

(1)

The common shares of the Corporation (the “Common Shares” or the “Securities”) purchased hereunder form part of a larger offering (“Offering”) of 4,931,554,664 Securities by the Corporation pursuant to the terms of the engagement letter (the “Engagement Letter”) between the Corporation and Raymond James & Associates, Inc. (“Agent”). The Offering is being made by the Agent on a “best efforts” private placement basis without underwriting liability.

(2)	The Securities will be offered in Canada through the Agent, and in certain other jurisdictions, as contemplated by the Engagement Letters.

(3)

The Agent will receive from the Corporation a fee equal to 7% of the aggregate gross proceeds of the Offering payable upon completion of the purchase from the Corporation of the Securities and, subject to the terms of the Engagement Letters, will be entitled to reimbursement of certain of its expenses incurred in connection with the Offering.

(4)	The net proceeds from the Offering will be released to the Corporation on the Closing Date, to be used by the Corporation in the manner set forth in this Agreement.

Section 3 Closing

(1)

The completion of the offer, sale and issuance of the Securities as contemplated by this Agreement (the “Closing”) will occur on April 23, 2019 at 8 a.m. New York City time or such other date and time as may be determined by the Corporation and the Agent (the “Closing Date” and the “Time of Closing”, respectively), provided such date is not later than the Refinancing Closing Date, subject to satisfaction or waiver by the relevant party of the conditions of closing.

(2)

The closing of the Offering may be effected by a series of discrete closings involving the Corporation and one or more purchasers of Securities; provided, that the Closing, as defined herein, with respect to the offer, sale and issuance of the Securities as contemplated by this Agreement, shall be effected in accordance with Section 3(1).

(3)

Each Subscriber will be entitled to receive a single certificate endorsed by the Corporation representing the Securities subscribed for by such Subscriber hereunder, which certificate will be available for delivery to each of the Subscribers in Toronto, Ontario, at the Time of Closing upon satisfaction of the conditions of Closing described below. If any of the Subscribers chooses not to attend the Closing then the Corporation will deliver such certificate to such Subscriber as provided in Section 4(2)(a)(vi) at the address specified by the Subscriber for delivery.

Section 4 Conditions of Closing

(1)

Each Subscriber, on its own behalf, acknowledges that the offer, sale and issuance of the Securities as contemplated by this Agreement is subject to, among other things, the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation, acting reasonably:

(a)	Each Subscriber delivering or causing to be delivered to the Corporation not later than 2 p.m. EST on the Closing Date:

(i)	one fully completed and duly executed copy of this Agreement, including the Schedules and all other documentation contemplated by this Agreement;

(ii)	the Registration Rights Agreement, duly executed by such Subscriber;

(iii)	the Board Observation Rights and Director Nomination Agreement, duly executed by such Subscriber (or the affiliates thereof party thereto);

(iv)

a certified cheque, bank draft or evidence of completed wire transfer as such wire information provided prior to the Closing Date or such other method of payment acceptable to the Corporation, representing the aggregate Subscription Price payable for the Securities subscribed for by such Subscriber;

(b)

The offer, sale and issuance of the Securities being exempt from the prospectus requirements of Applicable Securities Laws. As used in this Agreement, “Applicable Securities Laws” means any and all securities laws including, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdictions in which the Securities will be offered, sold and issued;

(c)

Such Subscriber executing and delivering to the Corporation all reports, undertakings or other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Securities to such Subscriber;

(d)

The Corporation obtaining all orders, permits, approvals, waivers, consents, licenses or similar authorizations of Regulators necessary to complete the offer, sale and issuance of the Securities. As used in this Agreement, “Regulator” means (i) any governmental or public entity department, court, commission, board, bureau, agency or instrumentality, (ii) any quasi-governmental, self-regulatory or private body exercising any regulatory authority and (iii) any stock exchange;

(e)

No preliminary or permanent injunction or other Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(f)

No Order having the effect of suspending the issuance or ceasing the trading of any of the securities of the Corporation issued or made by any Governmental Authority, the Securities Commissions or stock exchange shall be in effect;

(g)

The Refinancing Transactions shall have occurred concurrently with the completion of the transactions contemplated by this Agreement and the Corporation’s outstanding debt owing to SALP shall be $10 million;

(h)	Such Subscriber shall have complied in all material respects with all of its agreements, obligations and covenants hereunder; and

(i)	The representations and warranties of such Subscriber shall be true and correct in all material respects at the Time of Closing.

(2)

The Corporation acknowledges that the offer, sale and issuance of the Securities as contemplated by this Agreement is subject to, among other things, the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Subscribers and may be waived, in whole or in part, by the Subscribers, acting reasonably:

(a)	The Corporation delivering to the Agent not later than 2 p.m. EST on the Closing Date at the Agent’s office at such address as shall be designated by the Agent prior to the Closing Date:

(i)	one countersigned copy of this Agreement;

(ii)	the Registration Rights Agreement, duly executed by the Corporation;

(iii)	the Board Observation Rights and Director Nomination Agreement, duly executed by the Corporation;

(iv)	legal opinions of legal counsel to the Corporation, dated as of the date of the Closing and in a form acceptable to the Subscribers, executed by such legal counsel and addressed to the Subscribers;

(v)

facsimile or PDF copies of the certificates representing the Common Shares (or equivalent transfer agent book-entries) with respect to the Securities purchased hereunder, each bearing the restrictive legends described herein, with original share certificates (or equivalent transfer agent book-entries) to be delivered post-closing within the next two Trading Days by courier by the transfer agent;

(vi)	certificates of status, good standing or the equivalent of the Corporation and each of the Subsidiaries, issued within two Trading Days prior to the Closing Date;

(vii)

evidence that the TSX has conditionally approved the listing of all the Common Shares issued in connection with the Refinancing Transactions and the Common Shares issued or issuable in the Offering, subject to the satisfaction of customary conditions; and

(viii)

a certificate from a duly authorized officer of the Corporation certifying (A) the articles and by-laws of the Corporation, (B) the incumbency of signing officers of the Corporation, (C) the corporate resolutions of the Corporation approving the execution and delivery of, and performance of the Corporation’s obligations under, this Agreement and the Restructuring Agreement, and (D) the satisfaction of the conditions in this Section 4(2);

(b)

The Refinancing Transactions shall have occurred concurrently with the completion of the transactions contemplated by this Agreement and the Corporation’s outstanding debt owing to SALP shall be $10 million;

(c)	The offer, sale and issuance of the Securities being exempt from the prospectus requirements of Applicable Securities Laws;

(d)

(i) The representations and warranties of the Corporation set forth in Sections 1(a), 1(b), 1(d), 1(f), 1(j) and 1(hh)(i) of Schedule “F” shall be true and correct in all respects (other than any de minimis inaccuracies) as of the Time of Closing and (ii) all other representations and warranties of the Corporation shall be true and correct in all material respects as of the Time of Closing (except only to the extent that any such representation is, by its express terms, limited to a specific date, which such representations shall have been true and correct as of such specific date);

(e)

No preliminary or permanent injunction or other Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(f)	The Corporation shall have waived the application of any Rights Plan in connection with the transactions contemplated by this Agreement and the Refinancing Transactions;

(g)

No Order having the effect of suspending the issuance or ceasing the trading of any of the securities of the Corporation issued or made by any Governmental Authority, the Securities Commissions or stock exchange shall be in effect;

(h)	The Corporation shall have complied in all material respects with all of its agreements, obligations and covenants hereunder;

(i)

No material adverse information shall have become known to Subscribers with respect to the Corporation which is inconsistent with or was omitted from the information previously disclosed to the Subscribers (including by way of public disclosure); and

(j)

The Board of the Corporation shall have appointed Mr. Kenneth Galbraith as Chief Executive Officer, in place of Professor Simon Best, and Messrs. Stefan Clulow and Professor Simon Best shall have been appointed as Chair and Lead Independent Director, respectively, of the Board

Section 5 Acknowledgments of the Subscribers

Each Subscriber acknowledges that:

(a)	AN INVESTMENT IN THE SECURITIES IS NOT WITHOUT RISK AND THE SUBSCRIBER MAY LOSE HIS, HER OR ITS ENTIRE INVESTMENT;

(b)

The Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Corporation, including such Subscriber but there is no assurance that such financing will be available, on reasonable terms or at all, and if not available, the Corporation may be unable to fund its ongoing development;

(c)

The offer, sale and issuance of the Securities is exempt from the prospectus requirements of Applicable Securities Laws and, as a result: (i) such Subscriber may not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws and (ii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws;

(d)

No prospectus has been filed with any Regulator in connection with the Offering and no Regulator has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Securities;

(e)

The Securities have not been and (except as provided in the Registration Rights Agreement) will not be registered under the 1933 Act or any state securities laws and the Securities may not be offered or sold in the United States except to those United States Investors who have validly completed Schedule “D”, and in compliance with the requirements of the exemption from registration under the 1933 Act provided by Rule 506(b) of Regulation D and/or afforded by Section 4(a)(2) of the 1933 Act and any applicable state securities laws;

(f)

Any information concerning the Corporation available in its public record (meaning information which has been publicly filed at www.SEDAR.com by the Corporation pursuant to a requirement under Applicable Securities Laws (the “Public Record”)) obtained by such Subscriber is without independent investigation or verification by the Agent. The Agent and its respective directors, officers, employees, agents and representatives are not responsible for the preparation of any documents in the Public Record and have not and will not confirm (i) the accuracy or adequacy of any information contained in the Public Record, or (ii) whether all information concerning the Corporation that is required to be disclosed or filed by the Corporation under Applicable Securities Laws has been disclosed or filed;

(g)

The Corporation is required to file a report of trade with all applicable Regulators containing personal information about the Subscribers. This report of trade will include the full legal name, residential address, telephone number and email address of such Subscriber, the number and type of Securities purchased, the total purchase price paid for such Securities, the date of the Closing and specific details of the prospectus exemption relied upon under Applicable Securities Laws to complete such purchase, including how such Subscriber qualifies for such exemption. In Ontario, this information is collected indirectly by the securities regulatory authority or regulator in the applicable jurisdiction under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation of such jurisdiction. In Ontario, this information is collected indirectly by the Ontario Securities Commission. Such Subscriber may contact the Inquiries Officer at the Ontario Securities Commission at 20 Queen Street West, 22nd Floor, Toronto, Ontario, M5H 3S8 or by telephone at (416) 593-8314 for more information regarding the indirect collection of such information by the Ontario Securities Commission. In the other Canadian jurisdictions, such Subscriber may contact the relevant public official by way of the applicable contact information provided in Schedule “A” attached hereto. The Corporation may also be required pursuant to Applicable Securities Laws to file this Agreement on SEDAR. By completing this Agreement, such Subscriber authorizes the indirect collection of the information described in this Section 4(h) by all applicable Regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable Regulators and (ii) the filing of this Agreement on SEDAR.

(h)

The Securities are being offered on a “private placement” basis, are expected to be listed and quoted for trading on the facilities of the TSX and will be subject to resale restrictions under Applicable Securities Laws and the rules of the TSX, and the Corporation may make a notation on its records or give instructions to any transfer agent of the Common Shares in order to implement such resale restrictions;

Section 6 Legends

(a)

The certificates representing the Common Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods), if any, will bear the following legend in accordance with Applicable Securities Laws and as required by the TSX (it being understood that the Corporation will cause the Transfer Agent to remove such legend at the expiration of the applicable hold period set forth in the legend and deliver an unlegended certificate by the Deadline Date) (and Subscriber shall have no obligation to provide, for the avoidance of doubt, any legal opinion or declaration (other than the Declaration set forth in Section 6 (iv))):

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

(b)

The certificates representing the Common Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX (it being understood that the Corporation will cause the Transfer Agent to remove such legend at the expiration of the applicable hold periods and deliver an unlegended certificate by the Deadline Date) (and Subscriber shall have no obligation to provide, for the avoidance of doubt, any legal opinion or declaration (other than the Declaration set forth in Section 6 (iv))):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

And if sold to a United States Investor:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION, THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT COVERING THE PROPOSED DISPOSITION AND SUCH DISPOSITION IS MADE IN ACCORDANCE WITH THE REGISTRATION STATEMENT, (B) TO THE CORPORATION, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.” NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(c)

Notwithstanding anything to the contrary herein, any restrictions imposed by this Section 6 upon the transferability of any particular Security shall cease and terminate, and the Corporation shall cause the transfer agent to (without any request for any legal opinion or declaration (other than the Declaration set forth in clause (iv)) (x) remove any applicable legend set forth in this Section 6 and (y) issue a certificate without such legend (or make equivalent unlegended book-entries representing the Securities), if (i) such Securities are registered for resale under the 1933 Act (provided that, if a Subscriber is selling pursuant to an effective registration statement registering the Securities for resale, such Subscriber agrees to only sell such Securities during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement), (ii) such Securities are validly sold or transferred pursuant to Rule 144 or Rule 144A, (iii) such Securities are not restricted securities for purposes of Rule 144, (iv) such Securities are eligible for sale pursuant to Rule 903 or Rule 904 of Regulation S under the 1933 Act by delivery of a declaration substantially in the form of Annex “A” to Schedule “D” (the “Declaration”), (v) such Securities are eligible for sale in another transaction that does not require registration under the 1933 Act or any applicable state securities laws or (vi) the applicable hold period set forth in the legend has expired as set forth in this Section 6. Following such time as any applicable legend is no longer required for applicable Securities, the Corporation will, no later than two (2) Trading Days (such second (2nd) Trading Day, the “Deadline Date”) following the delivery by such Subscriber to the transfer agent (with notice to the Corporation) of a legended certificate representing the Securities (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer), cause the transfer agent to issue to the Subscriber a certificate or transfer agent book-entry representing such Securities that is free from all restrictive and other legends; provided, that the applicable Subscriber shall have reasonably cooperated with the transfer agent to deliver to the transfer agent such legended certificate, and any other documents required by the transfer agent (which shall not include, for the avoidance of doubt, any legal opinion or declaration (other than the Declaration set forth in clause (iv))), sufficiently in advance of the Deadline Date, as requested by the transfer agent. At any time after such Subscriber’s delivery of the Declaration, upon the request of such Subscriber, the Corporation will deliver to such Subscriber, within two (2) Trading Days of such request, a certificate, dated as of or promptly after the date of the request and signed by its Chief Executive Officer or its Chief Financial Officer, certifying that the representations and warranties set forth in Section 1(q) of Schedule “F” shall be true and correct in all respects as of the date of the certificate; provided, however, that the Corporation need not deliver such a certificate if such representations and warranties are not true and correct as of the date of the certificate.

(d)

If the Corporation shall fail for any reason or for no reason (other than by reason of any hurricane, tornado, earthquake, flood, tsunami, natural disaster, pandemic, act of God or other comparable event that is the primary cause of such failure) to cause the transfer agent to issue to the applicable Subscriber unlegended certificates or equivalent transfer agent book-entries before or on the Deadline Date, then, in addition to all other remedies available to such Subscriber, if after the Deadline Date, such Subscriber purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of Common Shares that such Subscriber anticipated receiving from the Corporation without any restrictive legend (the “Replacement Shares”), then the Corporation shall, within two (2) Trading Days after such Subscriber’s request promptly honor its obligation to cause the transfer agent to deliver to the Subscriber a certificate or certificates or equivalent transfer agent book-entries representing such unlegended Common Shares and pay cash to such Subscriber in an amount equal to the excess (if any) of such Subscriber’s total purchase price for the Replacement Shares over the product of (a) the number of Replacement Shares, times (b) the closing bid price of the Common Shares on the TSX on the Deadline Date.

(e)

The Corporation acknowledges and agrees that the Subscribers may from time to time pledge, and/or grant a security interest in, some or all of the legended Securities in connection with Applicable Securities Laws, pursuant to a bona fide margin agreement in compliance with a bona fide margin loan. Such a pledge would not be subject to approval or consent of the Corporation and no legal opinion of legal counsel or any other declaration of the Corporation to the pledgee, secured party or pledgor shall be required in connection with the pledge. At the applicable Subscriber’s sole expenses, the Corporation will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

Section 7 Representations and Warranties of the Subscribers

Each Subscriber, severally and not jointly, represents and warrants as follows to the Corporation and the Agent at the date of this Agreement and at the Time of Closing and acknowledges and confirms that the Corporation and the Agent are relying on such representations and warranties in connection with the offer, sale and issuance of the Securities to such Subscriber:

(a)

SUCH SUBSCRIBER HAS KNOWLEDGE IN FINANCIAL AND BUSINESS AFFAIRS, IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE SECURITIES, AND IS ABLE TO BEAR THE ECONOMIC RISK OF SUCH INVESTMENT EVEN IF THE ENTIRE INVESTMENT IS LOST;

(b)

Such Subscriber has not been provided with a prospectus, an offering memorandum or any other document in connection with its subscription for Securities and the decision to subscribe for Securities and execute this Agreement has not been based upon any verbal or written representation made by or on behalf of the Corporation (except for the representations and warranties of the Corporation set forth in the Documents), the Agent or any employee or agent of either the Corporation or the Agent and has been based entirely upon this Agreement and information contained in the Public Record;

(c)

The distribution of the Securities has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d)

If such Subscriber is a resident of Canada, such Subscriber is eligible to purchase the Securities pursuant to an exemption from the prospectus requirements of Applicable Securities Laws. Such Subscriber has completed and delivered to the Corporation the applicable certificate in Schedule “C”, including any applicable Schedules and Annexes attached thereto, evidencing such Subscriber’s status and criteria for reliance on the relevant prospectus exemption under Applicable Securities Laws and;

(i)

confirms that it complies with the criteria for reliance on the prospectus exemption and the truth and accuracy of all statements made in such certificate as of the date of this Agreement and as of the Time of Closing;

(ii)	understands that the Corporation is required to verify that such Subscriber satisfies the relevant criteria to qualify for the prospectus exemption; and

(iii)	may be required to provide additional information or documentation to evidence compliance with the prospectus exemption;

(e)

Neither (A) such Subscriber nor (B) to such Subscriber’s knowledge, any entity that controls such Subscriber or is under the control of, or under common control with, such Subscriber, is subject to any disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the 1933 Act (a “Disqualification Event”), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the 1933 Act and disclosed in writing in reasonable detail to the Corporation. Such Subscriber represents that such Subscriber has exercised reasonable care to determine the accuracy of the representation made by such Subscriber in this paragraph (e) and agrees to notify the Corporation if such Subscriber becomes aware of any fact arising prior to the Closing that makes the representation given by such Subscriber hereunder inaccurate;

(f)	Unless such Subscriber is in the United States and has completed Schedule “D” to this Agreement, such Subscriber agrees that:

(i)

such Subscriber is not in the United States, is a non-U.S. person (within the meaning of Regulation S promulgated under the 1933 Act) and is not acquiring the Common Shares for the account or benefit of a person in the United States;

(ii)

the Common Shares have not been offered to such Subscriber in the United States, and the individuals making the order to purchase the Common Shares and executing and delivering this Agreement on behalf of such Subscriber were not in the United States when the order was placed and this Agreement was executed and delivered;

(iii)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act;

(iv)

such Subscriber undertakes and agrees that it will not offer or sell, directly or indirectly, any of the Common Shares in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirement is available to such Subscriber;

(v)

the Corporation is required to refuse to register any transfer of the Common Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration; and

(vi)

such Subscriber has had an opportunity to ask questions and receive answers from the Corporation regarding the terms and conditions of the Offering and the business, properties, prospects and financial condition of the Corporation;

(g)	If such Subscriber is a United States Investor, then such Subscriber on its own behalf and, if applicable, on behalf of others for whom it is hereby acting, that:

(i)

the Securities have not been and (except as provided in the Registration Rights Agreement) will not be registered under the 1933 Act, or any state securities laws, and that the sale contemplated hereby is being made in the United States only to U.S. Accredited Investors in reliance on the private placement exemption provided by Rule 506(b) of Regulation D and/or afforded by Section 4(a)(2) of the 1933 Act and similar exemptions under state securities laws;

(ii)

the Securities will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, and therefore may not be offered or sold by it, except in compliance with Section 7(g)(v) below and that the certificates representing the Securities will contain a legend in respect of such restrictions as set out in Section 6(b);

(iii)	such Subscriber is a U.S. Accredited Investor and as of the Time of the Closing, shall have completed and signed the U.S. Accredited Investor Certificate in Schedule “D”;

(iv)

such Subscriber is acquiring the Securities for its own account or for the account of one or more U.S. Accredited Investors as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition thereof in violation of the registration requirements of the U.S. federal securities laws or state securities laws;

(v)

if it decides to offer, sell or otherwise transfer any of the Securities, it will only offer, sell or otherwise transfer any of such Securities if (i) such Securities are registered for resale under the 1933 Act (provided that, if such Subscriber is selling pursuant to an effective registration statement registering the Securities for resale, such Subscriber agrees to only sell such Securities during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement), (ii) such Securities are validly sold or transferred pursuant to Rule 144 or Rule 144A, (iii) such Securities are not restricted securities for purposes of Rule 144, (iv) such Securities are eligible for sale pursuant to Rule 903 or Rule 904 of Regulation S under the 1933 Act or (v) such Securities are eligible for sale in another transaction that does not require registration under the 1933 Act or any applicable state securities laws;

(vi)

the Corporation (A) is not obligated to remain a “foreign issuer” within the meaning of Regulation S, (B) may not, at the time the Securities are resold or otherwise transferred by it or at any other time, be a foreign issuer, and (C) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer;

(vii)	it acknowledges that it has not purchased the Securities as a result of any form of directed selling efforts (as such term is defined in Rule 902(c) of Regulation S);

(viii)

it understands and agrees that the financial statements of the Corporation have been or will be prepared in accordance with the International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(ix)

it consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein;

(x)

it understands and acknowledges that the Corporation is not obligated to file and, except as expressly contemplated by the terms of the Restructuring Agreement and the Registration Rights Agreement, has no present intention of filing with the SEC or with any state securities regulatory authority any registration statement in respect of resales of the Securities;

(xi)

it understands and agrees that there may be material tax consequences to such Subscriber of an acquisition or disposition of any of the Securities. The Corporation gives no opinion and makes no representation with respect to the tax consequences to such Subscriber under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such Securities and such Subscriber acknowledges that it is solely responsible for determining the tax consequences of its investment; and

(xii)

it has had an opportunity to ask questions and receive answers from the Corporation regarding the terms and conditions of the Offering and the business, properties, prospects and financial condition of the Corporation;

(h)	Such Subscriber was not created solely to purchase or hold Securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” provided in Schedule “C”;

(i)	if such Subscriber is resident in or otherwise subject to the securities laws of any jurisdiction outside of Canada and the United States (the “International Jurisdiction”), then:

(i)	such Subscriber is purchasing the Securities as principal;

(ii)	such Subscriber has completed, executed and delivered to a Foreign Subscriber Certificate in the form attached hereto as Schedule “E”;

(iii)	such Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction which would apply to this subscription, if there are any;

(iv)

the delivery of the Subscription Agreement, the acceptance of it by the Corporation and the issuance of the Securities to such Subscriber complies with all laws applicable to such Subscriber, including the laws of such purchaser’s jurisdiction of residence, and all other applicable laws, and will not cause the Corporation to become subject to, or require it to comply with, any disclosure, prospectus, filing or reporting requirements under any applicable laws of the International Jurisdiction;

(v)

the Corporation is offering and selling the Common Shares and such Subscriber is purchasing the Common Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Common Shares and such Subscriber is permitted to purchase the Common Shares under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions;

(vi)

the securities laws do not require the Corporation to register any of the Securities, file a prospectus, registration statement, offering memorandum or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(vii)

such Subscriber has had an opportunity to ask questions and receive answers from the Corporation regarding the terms and conditions of the Offering and the business, properties, prospects and financial condition of the Corporation;

(j)

Such Subscriber was offered the Securities in, and is resident or making the investment decision in, the jurisdiction set out as the “Subscriber’s Address” on the first page of this Agreement and intends the Applicable Securities Laws of that jurisdiction to govern the offer, sale and issuance of the Securities to such Subscriber;

(k)	Such Subscriber has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Common Shares;

(l)	Such Subscriber is at arm’s-length, within the meaning of the policies of the TSX, with the Corporation;

(m)

None of the funds that such Subscriber is using to purchase the Securities are to the knowledge of such Subscriber, proceeds obtained or derived, directly or indirectly, as a result of illegal activities;

(n)	Such Subscriber has not received, nor does it expect to receive any financial assistance from the Corporation, directly or indirectly, in respect of such Subscriber’s purchase of Securities;

(o)

No person has made any oral or written representations to such Subscriber: (i) that any person will resell or repurchase the Securities; (ii) that any person will refund the purchase price of the Securities; or (iii) as to the future value or price of any of the Securities;

(p)

Except as expressly set forth in the Restructuring Agreement and the Registration Rights Agreement, no person has made any written or oral representation that the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange;

(q)

If such Subscriber is an individual, he or she is of legal age and is legally competent to execute, deliver and perform his or her obligations under this Agreement. If such Subscriber is not an individual, (i) it has the legal capacity and competence to execute, deliver and perform its obligations under this Agreement; and (ii) the execution and delivery of and performance by such Subscriber of this Agreement have been authorized by all necessary corporate or other action on the part of such Subscriber;

(r)

If such Subscriber is subscribing on its own behalf, this Agreement has been duly executed and delivered by such Subscriber, and constitutes a legal, valid and binding agreement of such Subscriber enforceable against him, her or it in accordance with its terms;

(s)

The execution and delivery of and performance by such Subscriber of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a material breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of such Subscriber’s constating documents or by-laws, if applicable, or, except for any such breach, violation or conflict that would not have a material adverse effect on the business of such Subscriber or on such Subscriber’s ability to perform its obligations under the Documents, any other contract, agreement, instrument, undertaking or covenant to which such Subscriber is a party or by which it is bound;

(t)	There is no person acting or purporting to act on behalf of such Subscriber in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee;

(u)

Such Subscriber is not engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold himself, herself or itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent, or is otherwise exempt from any requirements to be registered as a dealer under National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations;

(v)

Such Subscriber has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Securities and the execution, delivery and performance by it of this Agreement and the transactions contemplated by this Agreement. Such Subscriber is not relying on the Corporation, the Agent, their affiliates or counsel to any of them in this regard; and

(w)

To the knowledge of such Subscriber, the funds representing the aggregate Subscription Price advanced by such Subscriber (or on behalf of such Subscriber) are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the best of such Subscriber’s actual knowledge none of the subscription funds to be provided by such Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other applicable jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Corporation would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to such Subscriber. Such Subscriber acknowledges that the Corporation may in the future be required by law to disclose such Subscriber’s name and other information relating to this Agreement and such Subscriber’s subscription hereunder, on a confidential basis pursuant to the PCMLTFA or other laws or regulations and shall promptly notify the Corporation if such Subscriber discovers that any of the foregoing representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

Section 8 Covenants of the Subscribers

(1)

The Subscribers will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Securities.

Section 9 Covenants of the Corporation

(1)

The Corporation shall use its reasonable best efforts to (i) maintain the listing of its Common Shares on the TSX and (ii) timely file (or obtain extensions in respect thereof and file within the applicable grace period) all documents, reports and information, in the required form, required to be filed by the Corporation after the date hereof pursuant to Applicable Securities Laws and requirements of the TSX, together with applicable filing fees and other information.

(2)

None of the Corporation, its affiliates nor any person acting on its behalf will, within the 6 months following the date of this Agreement, directly or indirectly, make any offers or sales of any Corporation security or solicit any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D and/or afforded by Section 4(a)(2) of the 1933 Act in connection with the offer and sale by the Corporation of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Documents to be integrated with future offerings by the Corporation (other than in respect of the rights offering to be conducted after the Closing Date) for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of the TSX; provided that, for the avoidance of doubt, the Corporation shall conduct the rights offering after the Closing Date in a way that will not eliminate the availability of the exemption from registration under Regulation D and/or afforded by Section 4(a)(2) of the 1933 Act in connection with the offer and sale by the Corporation of the Securities as contemplated hereby.

(3)

Prior to the Closing, and in any event by 9:00 A.M., New York City time, on the Closing Date, the Corporation shall issue a press release (the “Press Release”) disclosing all material terms of the transactions contemplated hereby. The Press Release shall be issued in keeping with applicable provisions of U.S. securities law. On or before 9:00 A.M., New York City time, on the fourth (4th) Trading Day immediately following the execution of this Agreement, the Corporation will file a material change report with the Canadian Securities Administrators describing the terms of the Documents. Notwithstanding the foregoing, the Corporation shall not publicly disclose the name of the Subscribers or an affiliate of the Subscribers, or include the name of the Subscribers or an affiliate of the Subscribers in any press release or filing, without the prior written consent of the Subscribers. From and after the issuance of the Press Release, the Subscribers shall not be in possession of any material, non-public information received from the Corporation, any Subsidiary or any of their respective executive officers, directors, employees or agents, that is not disclosed in the Press Release; provided, however, the Subscribers may have material, non-public information solely to the extent (i) such material, non-public information is in respect of the transactions contemplated by the Restructuring Agreement which will occur following the issuance of the Press Release pursuant to the terms of the Restructuring Agreement or (ii) that the Subscribers shall have executed a written agreement regarding the confidentiality and use of such information that, by its terms, contemplates that the Subscribers’ confidentiality obligations shall survive until a date that is after the issuance of the Press Release (a “Surviving NDA”). In addition, effective upon the issuance of the Press Release, except with respect to any Surviving NDA executed by the Subscribers, the Corporation acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Corporation, any of its Subsidiaries or any of their respective officers, directors, affiliates or agents, on the one hand, and the Subscribers or any of their affiliates, on the other hand, shall terminate. Each Subscriber acknowledges that the Corporation is required to provide the TSX with certain information concerning such Subscriber.

(4)

No claim will be made or enforced by the Corporation, or by any other person with the consent of the Corporation, that the Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions is an “Acquiring Person” or term of similar import under any rights plan (including the Rights Plans) or that any such subscriber or participant (including the Subscribers) could be deemed to trigger the provisions of any rights plan (including the Rights Plans), in either case solely by virtue of receiving Securities under the Documents or the Restructuring Agreement and any other subscribers’ or participants’ receiving Corporation securities pursuant to any other issuance of Corporation securities contemplated by the Corporation on the Closing Date (including the Refinancing Transactions) or the date of any rights offering after the Closing Date under any other document between the Corporation and such other subscribers or participants (including the Restructuring Agreement). No rights plan (including the Rights Plans) will be applicable to the Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions as a result of the Subscribers and the Corporation fulfilling their obligations or exercising their rights under the Documents (including, without limitation, the Corporation’s issuance of the Securities and the Subscribers’ ownership of the Securities) and any other subscribers, purchasers and/or participants and the Corporation fulfilling their obligations or exercising their rights under any documents (including the Restructuring Agreement) with respect to any other issuances of Corporation securities contemplated by the Corporation on the Closing Date (including the Refinancing Transactions) or the date of any rights offering after the Closing Date. Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions will not be upon the issuance of the Securities at Closing or the date of any rights offering after the Closing Date and upon any other issuances of Corporation securities contemplated by the Corporation on the Closing Date (including issuances in respect of the Refinancing Transactions) or the date of any rights offering after the Closing Date, an “Acquiring Person” or term of similar import under any rights plan (including the Rights Plans) and no “Stock Acquisition Date” or other triggering event under any rights plan (including the Rights Plans) will occur upon the issuance of the Securities at Closing and upon any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date. None of the Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions will be deemed to be acting jointly or in concert with any other subscriber or purchaser (including the other Subscriber) under any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date for the purposes of any rights plan (including the Rights Plans) as a result of being a party to the Documents or the Restructuring Agreement, any transactions in accordance with the Documents and the Restructuring Agreement and/or any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date.

(5)

Except with respect to the material terms and conditions of the transactions contemplated by the Documents, including this Agreement and the Board Observation Rights and Director Nomination Agreement, or as expressly required by any applicable securities law, the Corporation covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Subscribers or their agents or counsel with any information regarding the Corporation that the Corporation believes constitutes material non-public information without the express written consent of the Subscribers, unless prior thereto the Subscribers shall have executed a written agreement regarding the confidentiality and use of such information. The Corporation understands and confirms that the Subscribers shall be relying on the foregoing covenant in effecting transactions in securities of the Corporation.

(6)	The Corporation shall use the net proceeds from the sale of the Securities hereunder for working capital purposes or general corporate purposes.

(7)

(a) Subject to the provisions of this Section 9(7), the Corporation will indemnify and hold the Subscribers, their affiliates and their and their affiliates’ directors, officers, shareholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls the Subscribers (within the meaning of Section 15 of the 1933 Act and Section 20 of the Securities Exchange Act of 1934), and the directors, officers, shareholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, an “Indemnified Party”) harmless from any and all direct losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court and settlement costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any Indemnified Party may suffer or incur as a result of or relating to or arising out of (i) any breach of any of the representations, warranties, covenants, obligations or agreements of the Corporation or its Subsidiaries set forth in the Documents (unless to the extent that it shall have been determined by a court of competent jurisdiction in a judgment that has become final in that it is no longer subject to appeal or other review that such Losses are the direct result of conduct by such Subscriber which constitutes fraud, gross negligence, willful misconduct or malfeasance); (ii) any of the transactions (including the Refinancing Transactions) contemplated by the Documents or the Restructuring Agreement (including in respect of any rights plan (including the Rights Plans) or the waiver of application or amendment, modification or termination of any rights plan (including the Rights Plans); or (iii) any Action instituted against any Subscriber in any capacity, or its affiliates, by any Person who is not an affiliate of such Subscriber relating to the transactions contemplated by the Documents or the Refinancing Transactions.

(b) If a claim for indemnification under this Section 9(7) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then the Corporation, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Corporation and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Corporation and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Corporation or such Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 9(7) was available to such party in accordance with its terms. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 9(7)(b) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 9(7)(b).

(c) Promptly after receipt by any Indemnified Party of notice of any Action from a third party, in respect of which indemnity may be sought pursuant to this Section 9(7), such Indemnified Party shall promptly notify the Corporation in writing and, upon written notice to the Indemnified Party within 30 days of receipt of such notice from the Indemnified Party, the Corporation shall be permitted to assume the defense thereof, including the employment of counsel satisfactory to such Indemnified Party, and shall assume the payment of all reasonable fees and expenses relating to such Action; provided, however, that the failure of any Indemnified Party so to notify the Corporation shall not relieve the Corporation of its obligations hereunder except to the extent that the Corporation is actually and materially prejudiced by such failure to notify. In any such Action for which the Corporation has assumed the defense in accordance with the previous sentence, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Corporation and the

Indemnified Party shall have mutually agreed to the retention of such counsel; (ii) the Corporation shall have failed promptly to assume the defense of such Action and to employ counsel satisfactory to such Indemnified Party in such Action; (iii) in the reasonable judgment of counsel to such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing or conflicting interests between them (in respect of clauses (ii) and (iii), if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defense thereof and the reasonable fees and expenses of separate counsel shall be at the expense of the Corporation); (iv) such claim seeks non-monetary, equitable or injunctive relief or alleges any violation of criminal Law; or (v) the Corporation is also a party and the Indemnified Party determines in good faith after consultation with counsel that there may be one or more legal defenses available to such Indemnified Party that are different or additional to those available to the Corporation.

(d) The Corporation shall not be liable for any settlement of any Action effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, the Corporation shall not effect any settlement of any pending or threatened Action in respect of which any Indemnified Party is or could have been a party and indemnity may be sought hereunder by such Indemnified Party (whether or not such Indemnified Party is an actual or potential party to such action or claim), unless such settlement (i) includes an unconditional release of such Indemnified Party and its affiliates from all liability arising out of such Action and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of the Indemnified Party or any of its affiliates. All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Action) shall be paid to the Indemnified Party, as incurred, within five (5) Trading Days of written notice thereof to the Corporation (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder), provided that the Corporation may require such Indemnified Party to undertake to reimburse all such fees and expenses in the case of indemnification pursuant to Section 9(7)(a)(i), to the extent that it is determined by a court of competent jurisdiction in a judgment that has become final in that it is no longer subject to appeal or other review that the Losses of such Indemnified Party are the result of conduct by the Indemnified Party which constitutes fraud, gross negligence, willful misconduct or malfeasance.

(8)

The Corporation shall comply in all material respects with any filing or other requirements of the TSX in connection with the transactions (including the issuance of Securities) contemplated by this Agreement.

(9)

If applicable, the Corporation agrees to timely file a Form D with the SEC with respect to the Securities as required under Regulation D. The Corporation shall take such action as the Corporation shall reasonably determine is necessary in order to timely obtain an exemption for or to qualify the Securities for sale to the Subscribers under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification).

(10)

The Corporation shall deliver, or cause to be delivered, the original stock certificates (or equivalent transfer agent book-entries) with respect to the respective Securities purchased by the Subscribers to the Subscribers within the next two Trading Days following the Closing by courier.

(11)

The Corporation agrees to make available, upon request, the information specified in Rule 144A(d)(4) under the 1933 Act, unless the Corporation is then subject to Section 13 or 15(d) of the Exchange Act of 1934, as amended or exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act of 1934, as amended.

(12)

Except for the rights offering to be conducted after the Closing Date in accordance with the terms of the Restructuring Agreement and the use by the Corporation of its “at-the-market” equity distribution program, neither the Corporation nor any of its affiliates nor any person acting on behalf of the Corporation will, within the 6 months following the date of this Agreement, engage in any form of general solicitation or general advertising (as defined in Regulation D), including but not limited to: (A) any advertisement, article, notice or other communication which is published in any newspaper, magazine or similar media or broadcast over television or radio or (B) any seminar or meeting whose attendees are invited by any general solicitation or general advertising in connection with the offer or sale of Securities;

(13)	[DELETED – FEES]

(14)

Each Subscriber shall be a registered holder of Common Shares of the Corporation as of the record date determined by the Board for purposes of participating in the rights offering to be conducted after the Closing Date, as contemplated by the Restructuring Agreement, and the Board shall not declare any record date for such purpose unless each Subscriber is a registered holder as of such record date.

Section 10 Representations and Warranties of the Corporation

The Corporation represents and warrants to, and covenants and agrees with, the Subscribers that each of the matters set forth in Schedule “F” are true and correct at the date of this Agreement and shall be true and correct at the Time of Closing (except only to the extent that any such representation is, by its express terms, limited to a specific date or, with respect to any such representation made or deemed to be made after the date hereof), and acknowledges and confirms that the Subscribers are relying upon these representations and warranties in connection with in connection with the offer, sale and issuance of the Securities to the Subscribers, entering into this Agreement and performing its obligations hereunder.

Section 11 Survival

The representations and warranties contained in this Agreement and any certificate or document delivered pursuant to or in connection with this Agreement will survive Closing and continue in full force and effect for a period of three years notwithstanding any subsequent disposition or exchange of the Securities. The agreements and covenants (including the covenants set forth in Section 9(7)) contained herein shall survive the Closing and the delivery of the Securities and continue in full force and effect indefinitely or until performed in full.

Section 12 Schedules

The following Schedules are incorporated into and form an integral part of this Agreement, and any reference to this Agreement includes the Schedules:

Schedule “A”	Securities Commission Contact Information

Schedule “B”	Capitalization

Schedule “C”	Accredited Investor Certificate

Schedule “D”	U.S. Accredited Investor Certificate

Schedule “E”	Foreign Subscriber Certificate

Schedule “F”	Representations and Warranties of the Corporation

Section 13 Interpretation

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa. The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement’s interpretation. In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 14 Assignment

This Agreement becomes effective when executed by all of the parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it.

Section 15 Entire Agreement

Except as set forth in the Registration Rights Agreement, the Board Observation Rights and the Director Nomination Agreement, this Agreement (together with all Schedules and attachments hereto) constitutes the entire agreement between the parties with respect to the transactions contemplated by it and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement (together with all Schedules and attachments hereto), the Registration Rights Agreement and the Board Observation Rights and Director Nomination Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of amendment, by the Corporation and the Subscribers or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 16 Time of Essence

Time	is of the essence in this Agreement.

Section 17 Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein (without regard to the conflicts of laws principles thereof). Each of the Corporation and the Subscribers irrevocably attorns and submits to the exclusive jurisdiction of (a) the state and federal courts sitting in the City of New York, Borough of Manhattan and (b) the courts sitting in the City of Toronto, Province of Ontario with respect to any matters arising out of this Agreement and waives objection to the venue of any proceeding in such courts or that such courts provide an inconvenient forum.

Section 18 Language of Documents

It is the express wish of the parties to this Agreement that this Agreement and all related documents be drafted in English. Les parties aux présentes conviennent et exigent que cette convention ainsi que tous les documents s’y rattachant soient rédigés en langue anglaise.

Section 19 Execution by Facsimile and Counterparts

This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same document.

Section 20 Currency

References in this Agreement and the Schedules to “$” or “C$” are to Canadian dollars, unless otherwise indicated; provided, that references to “$” in respect of the Registration Rights Agreement are to United States dollars.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE CORPORATION:

PROMETIC LIFE SCIENCES INC.

By:	(s) Simon Best
	Name:	Simon Best
	Title:	Interim President and Chief Executive Officer

[Signature Page to Subscription Agreement]

SUBSCRIBERS:

CONSONANCE CAPITAL MASTER ACCOUNT L.P., by its investment manager, Consonance Capital Management LP

By:	(s) Benny Soffer
	Name:	Benny Soffer
	Title:	Partner and Portfolio Manager

P CONSONANCE OPPORTUNITIES LTD., by its investment manager, Consonance Capital Opportunity Fund Management LP

By:	(s) Benny Soffer
	Name:	Benny Soffer
	Title:	Partner and Portfolio Manager

[Signature Page to Subscription Agreement]

SCHEDULE “A”

SECURITIES COMMISSION CONTACT INFORMATION

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: (403) 297 6454

Toll free in Canada: 1-877-355-0585

Facsimile: (403) 297-2082

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: (204) 945-2548

Toll free in Manitoba 1-800-655-5244

Facsimile: (204) 945-0330

Financial and Consumer Services Commission

(New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories

Office of the Superintendent of Securities P.O. Box

1320

Yellowknife, Northwest Territories X1A 2L9

Attention: Deputy Superintendent, Legal &

Enforcement

Telephone: (867) 920-8984

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut Department of Justice Legal

Registries Division P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: (867) 975-6590

Facsimile: (867) 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information:

Inquiries Officer

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Autorité des marchés financiers

800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal,

Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only) Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers)

Financial and Consumer Affairs Authority of Saskatchewan

Suite 601 - 1919 Saskatchewan Drive

Regina, Saskatchewan S4P 4H2

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

Government of Yukon

Department of Community Services

Law Centre, 3rd Floor

2130 Second Avenue

Whitehorse, Yukon Y1A 5H6

Telephone: (867) 667-5314

Facsimile: (867) 393-6251

A-1

SCHEDULE “B”

[DELETED – CAPITALIZATION]

B-1

SCHEDULE “C”

ACCREDITED INVESTOR CERTIFICATE

(ALBERTA, BRITISH COLUMBIA, MANITOBA, NEWFOUNDLAND AND LABRADOR, NORTHWEST TERRITORIES, NEW BRUNSWICK, NOVA SCOTIA, NUNAVUT, ONTARIO, PRINCE EDWARD ISLAND, QUEBEC, SASKATCHEWAN AND YUKON)

TO:	PROMETIC LIFE SCIENCES INC. (THE “ISSUER”)

AND TO:	RAYMOND JAMES LTD. (THE “AGENT”)

AND TO:	STIKEMAN ELLIOTT LLP

RE:	PURCHASE OF COMMON SHARES (THE “SECURITIES”) OF THE ISSUER

REPRESENTATIONS AND WARRANTIES

In connection with the purchase by the undersigned (the “Subscriber”) of the Securities, the Subscriber hereby represents, warrants and certifies to the Issuer that the Subscriber:

(i)	is purchasing the Securities as principal;

(ii)	is resident in or is subject to the laws of the Province or Territory of (check one):

☐ Alberta	☐ Northwest Territories	☐ Prince Edward Island

☐ British Columbia	☐ Nova Scotia	☐ Quebec

☐ Manitoba	☐ Nunavut	☐ Saskatchewan

☐ Newfoundland and Labrador	☐ Ontario	☐ Yukon

☐ New Brunswick

(iii)	is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions) by virtue of satisfying the indicated criterion on Annex “A” to this certificate; and

(iv)	has not been provided with any offering memorandum (as such term is defined in Annex “A” to this Schedule “C”) in connection with the purchase of the Securities.

IMPORTANT INFORMATION REGARDING THE COLLECTION OF PERSONAL INFORMATION

The Issuer is required to file a report of trade with all applicable securities regulatory authorities containing personal information about the Subscriber and, if applicable, any disclosed beneficial purchaser of the Securities. The Subscriber acknowledges that it has been notified by the Issuer:

(i)

of such delivery of a report of trade containing the full legal name, residential address, telephone number and email address of each Subscriber or disclosed beneficial purchaser, the number and type of Securities purchased, the total purchase price paid for such Securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase, including how the Subscriber or disclosed beneficial purchaser qualifies for such exemption;

(i)

that this information is collected indirectly by the applicable securities regulatory authority or regulator under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation; and

(ii)

that the Subscriber may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule “A” for more information regarding the indirect collection of such information.

By completing this certificate, the Subscriber authorizes the indirect collection of this information by each applicable securities regulatory authority or regulator and acknowledges that such information is made available to the public under applicable securities legislation.

Certified at                          this                      day of                             , 2019.

Witness (if Subscriber is an individual)	Name of Individual Subscriber

[PRINT NAME OF PURCHASER ENTITY]

By:
Name:
Office or Title (if Subscriber is a Corporation or other Legal Entity):

ANNEX “A”

TO ACCREDITED INVESTOR CERTIFICATE

(All underlined words have the meanings set forth at the end of this Annex “A”).

***Please note that if the purchaser qualifies as an “accredited investor” under paragraphs (j), (k) or (l), below, a completed and executed Form 45-106F9, attached as Annex “B” to this Schedule “C”, must also be obtained ***

Please check the appropriate box:

☐	(a)	a financial institution,

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐	(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐	(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,

☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐	(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000,

☐ - Please mark to indicate that you have returned an executed copy of Form 45-106F9 (See Annex “B” to this Certificate)

☐	(j. 1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000,

☐	(k)	an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

☐ - Please mark to indicate that you have returned an executed copy of the Risk Acknowledgement Form 45-106F9 (See Annex “B” to this Certificate)

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

☐ - Please mark to indicate that you have returned an executed copy of the Risk Acknowledgement Form 45-106F9 (See Annex “B” to this Certificate)

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor as defined in this paragraph (m),

☐	(n)	an investment fund that distributes or has distributed its securities only to

(i) a person that is or was an accredited investor at the time of the distribution,

(ii)  a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] of NI 45-106, or 2.19 [Additional investment in investment funds] of NI 45-106, or

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

☐	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor,

☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

AS USED IN THIS ANNEX A, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:

“control person” means

in Ontario, Alberta, Newfoundland and Labrador, Nova Scotia and Saskatchewan:

(b)

a person or company who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or company holds more than 20 per cent of the voting rights attached to all outstanding voting securities of an issuer, the person or company is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer, or

(c)

each person or company in a combination of persons or companies, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a combination of persons or companies holds more than 20 per cent of the voting rights attached to all outstanding voting securities of an issuer, the combination of persons or companies is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

in British Columbia and New Brunswick:

(d)	a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, or

(e)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

in Prince Edward Island, Northwest Territories, Nunavut and the Yukon:

(f)

a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a person holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer, or

(g)

each person in a combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, who holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

in Quebec:

(h)

a person that, alone or with other persons acting in concert by virtue of an agreement, holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer. If the person, alone or with other persons acting in concert by virtue of an agreement, holds more than 20% of those voting rights, the person is presumed to hold a sufficient number of the voting rights to affect materially the control of the issuer; and

in Manitoba

(i)	a person or company who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer,

(j)

each person or company, or combination of persons or companies acting in concert by virtue of an agreement, arrangement, commitment or understanding, that holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, or

(k)

a person or company, or combination of persons or companies, that holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, unless there is evidence that the holding does not affect materially the control of the issuer;

“director” means

(l)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(m)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“eligibility adviser” means

(n)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(o)

in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)

have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons (as such term is defined in applicable securities legislation), and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons (as such term is defined in applicable securities legislation) within the previous 12 months;

“executive officer” means, for an issuer, an individual who is

(p)	a chair, vice-chair or president,

(q)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(r)	performing a policy-making function in respect of the issuer;

“financial assets” means

(s)	cash,

(t)	securities, or

(u)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“financial institution” means,

(v)	other than in Ontario,

(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act,

(ii)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada; or

a Schedule III bank,

(w)	and in Ontario,

(i)	a bank listed in Schedule I, II or III to the Bank Act (Canada);

(ii)	an association to which the Cooperative Credit Association Act (Canada) applies or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act; or

(iii)

a loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative or credit union league or federation that is authorized by a statute of Canada or Ontario to carry on business in Canada or Ontario, as the case may be.

“founder” means, in respect of an issuer, a person who,

(x)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(y)	at the time of the distribution or trade is actively involved in the business of the issuer;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

“person” includes

(z)	an individual,

(aa)	a corporation,

(bb)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(cc)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“offering memorandum” means a document, together with any amendments to that document, purporting to describe the business and affairs of an issuer that has been prepared primarily for delivery to and review by a prospective purchaser so as to assist the prospective purchaser to make an investment decision in respect of securities being sold in a distribution to which section 53 of the Securities Act (Ontario) would apply but for the availability of one or more exemptions contained in Ontario securities laws, but does not include a document setting out current information about an issuer for the benefit of a prospective purchaser familiar with the issuer through prior investment or business contacts,

“related liabilities” means

(dd)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ee)	liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means, an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Interpretation

In this Annex “A”, a person (first person) is considered to control another person (second person) if

(ff)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(gg)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(hh)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

ANNEX “B”

TO ACCREDITED INVESTOR CERTIFICATE

Form for Individual Accredited Investors

WARNING!

This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITYHOLDER

1. About your investment

Type of securities: Common Shares	Issuer: Prometic Life Sciences Inc.

Purchased from: Prometic Life Sciences Inc.

SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER

2. Risk acknowledgement

This investment is risky. Initial that you understand that:	Your initials

Risk of loss – You could lose your entire investment of: $___________________. [Instruction: Insert the total dollar amount of the investment.]

Liquidity risk – You may not be able to sell your investment quickly – or at all.

Lack of information – You may receive little or no information about your investment.

Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.

3. Accredited investor status

You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement). The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have
questions about whether you meet these criteria.	Your initials

•  Your net income before taxes was more than C$200,000 in each of the 2 most recent calendar years, and you expect it to be more than C$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)

Your initials

•  Your net income before taxes combined with your spouse’s was more than C$300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than C$300,000 in the current calendar year.

• Either alone or with your spouse, you own more than C$1 million in cash and securities, after subtracting any debt related to the cash and securities.

• Either alone or with your spouse, you have net assets worth more than C$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)

4. Your name and your signature

By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.

First and last name (please print):

Signature:	Date:

SECTION 5 TO BE COMPLETED BY THE SALESPERSON

5. Salesperson information

First and last name of salesperson (please print):

Telephone:	Email:

Name of firm (if registered):

SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY

6. For more information about this investment, contact:

Name of issuer: Prometic Life Sciences Inc.

Address of issuer: 440 boul. Armand-Frappier, Bureau 300, Laval, Quebec, Canada, H7V 4B4

Contact person name:

Telephone number:

Email address:

Website: www.prometic.com

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

SCHEDULE “D”

US ACCREDITED INVESTOR CERTIFICATE

TO:	PROMETIC LIFE SCIENCES INC. (THE “CORPORATION”)

AND TO:	RAYMOND JAMES LTD. (THE “AGENT”)

AND TO:	STIKEMAN ELLIOTT LLP AND COOLEY LLP

RE:	PURCHASE OF COMMON SHARES OF THE CORPORATION

(Capitalized terms not specifically defined in this Schedule “D” have the meaning ascribed to them in the Agreement to which this Schedule “D” is attached.)

In connection with the execution of the Agreement to which this Schedule “D” is attached, the undersigned (the “Subscriber”) represents and warrants to the Corporation that the Subscriber is an “accredited investor” that meets the criteria in Rule 501(a) of Regulation D under the 1933 Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act, because the Subscriber is (please check the appropriate box):

☐	(a)	Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940, as amended, or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	(b)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐	(c)	Any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

☐	(d)	Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment);

D-1

☐	(e)	any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	(f)	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of this purchase exceeds US$1,000,000, provided, however, that (i) a person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐	(g)	any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer; or

☐	(h)	any entity in which all of the equity owners are accredited investors (including an Individual Retirement Account owned by a natural person who is an accredited Investor under category (e) or (f))

The statements made in this Schedule “D” are true and accurate as of the date of signing and will be true and accurate as of the Closing Date.

By completing this certificate, the Subscriber authorizes the indirect collection of this information by each applicable securities regulatory authority or regulator and acknowledges that such information is made available to the public under applicable securities legislation.

[Signature Page Follows]

D-2

Dated: , 2019.	[PRINT NAME OF PURCHASER ENTITY]

By:
Name:
Office or Title (if Subscriber is a Corporation or other Legal Entity):

D-1

Annex “A” to SCHEDULE “D”

Declarations for Removal of Legend To: Computershare Investor Services Inc., as Registrar and Transfer

Agent for the common shares of Prometic Life Sciences. (the “Corporation”).

The undersigned (a) acknowledges that the sale of the securities of Prometic Life Sciences Inc. (the “Corporation”) to which this declaration relates is being made in reliance on either Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that, (1) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, (B) if such declaration is in reliance on Rule 904, the transaction was executed in, on or through the facilities of the Toronto Stock Exchange or another designated offshore securities market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or (C) if such declaration is in reliance on Rule 903, the transaction meets the ‘offshore transaction’ requirements applicable to offers and sales pursuant to Rule 903, (2) if such declaration is in reliance on Rule 904 and the seller or any affiliate of the seller is an officer or director of the issuer or any distributor (as defined in Regulation S) where such person is an affiliate of the issuer or such distributor, as applicable, solely by virtue of holding such position, no selling concession, fee or other remuneration will be paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:
Signature

Name (please print)

Date

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (b)(1)(B) ABOVE)

We have read the foregoing representations of our customer,                                                   (the “Seller”) dated                                              , with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of a “designated offshore securities market”, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized Officer

Date:

D-1

SCHEDULE “E”

FOREIGN SUBSCRIBER CERTIFICATE

(Residents of Jurisdictions other than Canada and the United States)

TO:	PROMETIC LIFE SCIENCES INC. (THE “CORPORATION”)

AND TO:	RAYMOND JAMES LTD. (THE “AGENT”)

AND TO:	U.S. BROKER-DEALER AFFILIATE OF THE AGENT (THE “U.S. AFFILIATE”)

AND TO:	STIKEMAN ELLIOTT LLP

RE:	PURCHASE OF COMMON SHARES OF THE CORPORATION

Reference is made to the subscription agreement between the Corporation and the undersigned (referred to herein as the Subscriber) dated as of the date hereof (the “Subscription Agreement”). Terms not otherwise defined herein have the meanings ascribed to them in the Subscription Agreement. The undersigned Subscriber, a resident of a jurisdiction other than Canada and is not a U.S. Person, hereby represents and warrants as follows:

1.	The Subscriber is purchasing the Securities as principal, is a resident of an International Jurisdiction and the decision to subscribe for Common Shares was taken in such International Jurisdiction.

2.

The delivery of the Subscription Agreement, the acceptance of it by the Corporation and the issuance of the Securities to the Subscriber complies with all laws applicable to the Subscriber, including the laws of such purchaser’s jurisdiction of residence, and all other applicable laws, and will not cause the Corporation to become subject to, or require it to comply with, any disclosure, prospectus, filing or reporting requirements under any applicable laws of the International Jurisdiction.

3.

The Subscriber is knowledgeable of, or has been independently advised as to, the application or jurisdiction of the securities laws of the International Jurisdiction that would apply to the subscription (other than the securities laws of Canada and the United States).

4.

The Corporation is offering and selling the Common Shares and the Subscriber is purchasing the Common Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Common Shares and the Subscriber is permitted to purchase the Common Shares under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions.

5.

The applicable securities laws do not require the Corporation to register any of the Purchased Securities, file a prospectus, registration statement, offering memorandum or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction.

6.

The Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws.

7.	If the undersigned Subscriber, or any other purchaser for whom it is acting hereunder, is resident in or otherwise subject to applicable securities laws of the United Kingdom:

a.

the Subscriber is either: (i) purchasing the Common Shares as principal for its own account, (ii) acting as agent for a beneficial purchaser who is disclosed in this Subscription Agreement and who is purchasing the Common Shares as principal for its own account; or (iii) purchasing the Common Shares on behalf of discretionary client(s) in circumstances where section 86(2) of the Financial Services and Markets Act 2000 (“FSMA”) applies;

b.

the Subscriber (and if the undersigned Subscriber is purchasing as agent for a beneficial purchased disclosed in this Subscription Agreement, that beneficial purchaser): (i) is a person in the United Kingdom who is a “qualified investor” for the purposes of section 86(7) of the FSMA, (ii) is such a person as is referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); and (iii) has complied with and undertakes to comply with all applicable provisions of the FSMA and other applicable securities laws with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom;

c.

the Subscriber acknowledges that the offer detailed in the Subscription Agreement is only directed in the United Kingdom at the following persons (such that such offer is not available in the United Kingdom to any other persons and such that no other persons should rely on the contents of this Subscription Agreement): (i) (in the case of investment professionals as referred to in Article 19 of the FPO) persons having professional experience in matters relating to investments; and (ii) (in the case of high net worth companies, etc. as referred to in Article 49 of the FPO) high net worth companies, unincorporated associations or partnerships or trustees of high value trusts which: (A) in the case of a company, has, or is a member of the same group as an undertaking that has, a called up share capital or net assets of not less than £500,000 (for companies with more than 20 members or subsidiary undertakings of an undertaking with more than 20 members) or net assets of not less than £5,000,000 in any other case; or (B) in the case of an unincorporated association or partnership, has net assets of not less than £5,000,000; or (C) in the case of a trustee of a high value trust, has cash and investments forming part of the trust’s assets (before the deduction of liabilities) with an aggregate value of not less than £10,000,000 (or which has had an aggregate value of not less than £10,000,000 during the year immediately preceding the date of receipt of the Subscription Agreement); and

d.

it confirms that, to the extent applicable to it, it is aware of, has complied and will comply with its obligations in connection with the Criminal Justice Act 1993, the Proceeds of Crime Act 2002 and Part VIII of the FSMA, it has identified its clients in accordance with the Money Laundering Regulations 2003 (the “Regulations”) and has complied fully with its obligations pursuant to the Regulations and will, as a condition precedent of any acceptance of this subscription, provide all such information and documents as may be required in relation to it (or any person on whose behalf it is acting as agent) that may be required by the Corporation or any agent or person acting for it in order to discharge any obligations under the Regulations.

Dated:                                 , 2019.

Name of Subscriber

X

Signature of Subscriber

If the Subscriber is a corporation, print name and title of Authorized Signing Officer

SCHEDULE “F”

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

1.	The Corporation represents and warrants to, and covenants with, each Subscriber (and acknowledges that each Subscriber is relying on such representations, warranties and covenants) as follows:

(a)

each of the Corporation and the Subsidiaries has been duly incorporated, continued or amalgamated and is validly existing and in good standing under the Laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement and the other Documents and to consummate the transactions contemplated hereby and thereby, and to carry out its obligations hereunder and thereunder;

(b)

neither the Corporation nor any Subsidiary is in violation or default of (nor will it be so upon consummation of the transactions contemplated hereby and thereby) any of the provisions of its respective certificate or articles of incorporation or bylaws or other organizational or charter documents;

(c)

each of the Corporation and the Subsidiaries is licensed, registered or qualified as an extra-provincial, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and has carried on and is carrying on the business thereof in material compliance with all Laws of each such jurisdiction and has not received a notice of noncompliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect;

(d)

this Agreement and each of the other Documents has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation and is enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought. The Corporation’s execution and delivery of each of this Agreement and the other Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Securities) have been duly authorized by all necessary corporate action on the part of the Corporation, and no further corporate action or consent is required by any of the Corporation and its Subsidiaries, their respective board of directors or similar governing body, members, managers or its stockholders (as applicable) in connection therewith; provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Corporation will be placed under remedial delisting review;

(e)

the Corporation does not beneficially own or exercise control or direction over any company other than the companies set out below, and the Corporation beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Subsidiaries and all of the issued and outstanding shares of each of the Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all Liens, other than in connection with the long-term loans with SALP (the “SALP Loan Agreement”), Liens granted to Governmental

Authorities and Liens granted in the ordinary course of business and, other than under the SALP Loan Agreement, no person has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiaries of any interest in any of the shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

Name	Jurisdiction of Incorporation	Beneficial Equity/ Voting Ownership
Prometic Manufacturing Inc.	Canada	100% indirectly

Prometic Bioproduction Inc.	Canada	100% directly

Prometic Biosciences Inc.	Canada	100% directly

Prometic Plasma Resources Inc.	Canada	100% directly

Telesta Therapeutics Inc.	Canada	100% directly

Prometic Biotherapeutics, Inc.	Delaware, United States	100% directly

NantPro Biosciences, LLC	Delaware, United States	73% directly

Prometic Plasma Resources (USA) Inc.	Delaware, United States	100% directly

Prometic Bioseparations Ltd.	Isle of Man	96% directly and
4% indirectly

Prometic Pharma SMT Holdings Limited	United Kingdom	100% directly

Prometic Pharma SMT Limited	United Kingdom	100% indirectly

and the Corporation is not a partner of any limited partnerships;

(f)

the numbers of shares and type of all authorized, issued and outstanding shares, rights, warrants, options and other securities of the Corporation (whether or not presently convertible into or exercisable or exchangeable for shares of the Corporation) after giving effect to the transactions contemplated hereby and the Refinancing Transactions, are as set forth in Schedule B hereto. The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which 739,130,546 Common Shares, which number does not include the Common Shares issued or issuable pursuant to the Refinancing Transactions, are issued and outstanding as fully paid and non-assessable and nil preferred shares are issued and outstanding as of the date hereof. The outstanding indebtedness of the Corporation after giving effect to the transactions contemplated hereby on the Closing Date and the Refinancing Transactions, is as set

forth in Schedule B hereto. The Securities have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens and shall not be subject to pre-emptive or similar rights of stockholders. Except as disclosed in the Public Disclosure Documents, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Corporation’s Common Shares to which the Corporation is a party or, to the Corporation’s knowledge, between or among any of the Corporation’s stockholders. Assuming the accuracy of the representations and warranties of the Subscribers in this Agreement, the Securities issued to such Subscribers will be issued in compliance with all Applicable Securities Laws and federal and state securities laws of the United States. The Corporation has reserved from its duly authorized share capital the number of Common Shares required to be issued pursuant to this Agreement;

(g)	the Corporation has not taken any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Common Shares;

(h)

the execution and delivery of and performance by the Corporation of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a material breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of the Corporation’s organization documents or any other contract, agreement, instrument, undertaking or covenant to which the Corporation is a party or by which it is bound;

(i)

the Corporation has filed all reports, schedules, forms, statements and other documents required to be filed by it under Applicable Securities Laws, for the two (2) years preceding the date hereof and no such disclosure has been made on a confidential basis. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing) the Public Disclosure Documents complied in all material respects with the requirements of the Applicable Securities Laws and the rules and regulations of the Securities Commissions promulgated thereunder, and none of the Public Disclosure Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements to which the Corporation is a party or to which the property or assets of the Corporation are subject are included as part of or identified in the Public Disclosure Documents, to the extent such agreements are required to be included or identified pursuant to the rules and regulations of the Securities Commissions. There is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed;

(j)

the Common Shares are listed on the TSX and on the OTCQX International, and the Corporation has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the 1933 Act or de-listing the Common Shares from the TSX or the OTCQX International, nor has the Corporation received any notification that the Securities Commissions, the SEC, the TSX or the OTCQX International is contemplating terminating such registration or listing; provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Corporation will be placed under remedial delisting review. The Corporation is, and immediately after the Closing will be, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance in all material respects with all listing and maintenance requirements of the TSX;

(k)

the definitive form of certificates representing the Common Shares have been approved by the board of directors of the Corporation, complies with the requirements of the Canada Business Corporations Act, complies with the requirements of the TSX Company Manual and does not conflict with the constating documents of the Corporation;

(l)	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and 2017 (the “Audited Financial Statements”):

(i)	have been prepared in accordance with International Financial Reporting Standards consistently applied throughout the period referred to therein;

(ii)

present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation and the Subsidiaries, taken as a whole, as at such dates and results of operations of the Corporation and the Subsidiaries, taken as a whole, for the periods then ended;

(iii)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since the date of the Audited Financial Statements other than as described in the Corporation Financial Statements; and

(iv)

except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Public Filings under the Canadian Securities Laws and the rules and regulations of the Canadian Securities Administrators promulgated thereunder;

(m)	Since December 31, 2017:

(i)

neither the Corporation nor any Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than in the ordinary course of business of the Corporation;

(ii)

neither the Corporation nor any Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material;

(iii)	neither the Corporation nor any Subsidiary has entered into any material transaction; or

(iv)	each of the Corporation and the Subsidiaries has carried on its business in the ordinary course,

except in each case as disclosed in the Public Disclosure Documents;

(n)

since the date of the latest audited financial statements included within the Public Disclosure Documents, except as specifically disclosed in a subsequent Public Filing filed prior to the date hereof, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (ii) neither the Corporation nor any of its Subsidiaries has incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Corporation’s financial statements pursuant to International Financial Reporting Standards or disclosed in the Public Disclosure Documents, (iii) neither the Corporation nor any of its Subsidiaries has altered its method of accounting or the manner in which it keeps its accounting books and records or changed its auditors, (iv) neither the Corporation nor any of its Subsidiaries has declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Corporation or pursuant to the express terms of the outstanding securities of the Corporation), and (v) neither the Corporation nor any of its Subsidiaries has issued any equity securities to any officer, director or affiliate, except Common Shares issued pursuant to existing Corporation stock option or stock purchase plans or executive and director compensation arrangements disclosed in the Public Disclosure Documents. The Corporation has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Corporation have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. After giving effect to the transactions contemplated hereby and the Refinancing Transactions, the Corporation will not be Insolvent. Except for the transactions contemplated by this Agreement and the Refinancing Transactions, no event, liability or development has occurred or exists with respect to the Corporation or its Subsidiaries or their respective businesses, properties, operations or financial condition, that would be required to be disclosed by the Corporation under applicable securities laws at the time this representation is made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made;

(o)

there is no transaction, arrangement, or other relationship between the Corporation (or any Subsidiary) and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Corporation in Public Disclosure Documents and is not so disclosed;

(p)

neither (A) the Corporation nor (B) to the Corporation’s knowledge, any entity that controls the Corporation or is under the control of, or under common control with, the Corporation, is subject to any Disqualification Event. The Corporation represents that the Corporation has exercised reasonable care to determine the accuracy of the representation made by the Corporation in this paragraph (p);

(q)

the Corporation is a “foreign issuer” and reasonably believes that there is no “substantial US market interest” (each as defined in Regulation S under the 1933 Act) in the Securities or in any securities of the same class as the Securities or the Corporation’s debt securities;

(r)

each of the Corporation and the Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, and has not and is not engaged in any unfair labor practice. No material labor dispute exists or, to the Corporation’s knowledge, is imminent with respect to any of the employees of the Corporation which would have or reasonably be expected to result in a Material Adverse Effect. None of the Corporation’s or any Subsidiary’s employees is a member of a union that relates to such employee’s relationship with the Corporation, and neither the Corporation nor any of its Subsidiaries is a party to a collective bargaining agreement. No executive officer of the Corporation (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) has notified the Corporation or any such Subsidiary that such officer intends to leave the Corporation or any such Subsidiary or otherwise terminate such officer’s employment with the Corporation or any such Subsidiary. To the Corporation’s knowledge, no executive officer, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of a third party, and to the Corporation’s knowledge, the continued employment of each such executive officer does not subject the Corporation or any Subsidiary to any material liability with respect to any of the foregoing matters;

(s)

the Corporation and each of its Subsidiaries have good and marketable title to all real and personal property owned by them that is material to the business of the Corporation and its Subsidiaries, taken as a whole, in each case free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than in connection with the SALP Loan Agreement, Liens granted to Governmental Authorities and Liens granted in the ordinary course of business. Any real property and facilities held under lease by the Corporation and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Corporation and its Subsidiaries and any agreements under which any of the Corporation and the Subsidiaries holds an interest in personal property are, in all material respects, in good standing according to their terms;

(t)

neither the Corporation nor any of the Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any Law, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien, take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(u)

except as disclosed in the Public Disclosure Documents or as contemplated by the Refinancing Transactions, none of the Corporation nor any Subsidiary has approved or has entered into any agreement in respect of:

(i)

the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise; or

(ii)

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary;

(v)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. Neither the Corporation nor any of the

Subsidiaries has received any material written notice regarding examination of any tax return of the Corporation or the Subsidiaries and there are no material issues or disputes outstanding with any Governmental Authorities respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries;

(w)

the Corporation’s current auditors, Ernst & Young LLP, which are the auditors who audited the Audited Financial Statements and who provided their audit report thereon are independent public accountants under Applicable Securities Laws;

(x)

there has never been a “reportable disagreement” (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations) between the Corporation and the Corporation’s current auditors or with any former auditors of the Corporation;

(y)	the Corporation on a consolidated basis maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)	transactions are executed in accordance with management’s general or specific authorization;

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets;

(iii)	access to assets of the Corporation and the Subsidiaries is permitted only in accordance with management’s general or specific authorization; and

(iv)

the recorded accountability for assets of the Corporation and the Subsidiaries is compared with existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences;

(z)

the Corporation is in compliance with the certification requirements contained in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators with respect to the Corporation’s annual and interim filings with Canadian securities regulators;

(aa)

the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, the majority of which is “independent” within the meaning of such instrument;

(bb)

except for the transactions contemplated by the Refinancing Transactions (including for greater certainty the repricing of warrants, the issuance of the warrants to SALP, and the rights offering to be conducted after the Closing Date in accordance with the terms of the Restructuring Agreement), the issuance and sale of the Securities and issuance and sale of other securities of the Corporation pursuant to any other issuances of securities of the Corporation contemplated by the Corporation on the Closing Date will not obligate the Corporation to issue Common Shares or other securities to any person (other than to the subscribers in the Offering (including the Subscribers)) and will not result in a right of any holder of securities of the Corporation to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding common shares of the Corporation have been duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all Applicable Securities Laws, and none of such outstanding common shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities;

(cc)

other than as disclosed in the Public Disclosure Documents, no legal or governmental proceedings are pending to which the Corporation or a Subsidiary is a party or to which any of their businesses, assets or properties is subject that would result individually or in the aggregate in a Material Adverse Effect and, to the knowledge of the Corporation and the Subsidiaries, no such proceedings have been threatened against or are contemplated with respect to the Corporation or the Subsidiaries or any of their respective businesses, assets or properties. Neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation and the Subsidiaries, any director or officer thereof, is or has been the subject of any proceeding involving a claim of violation of or liability under any Applicable Securities Laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Corporation and the Subsidiaries there is not pending or contemplated, any investigation by the SEC or a Securities Commission involving the Corporation, any Subsidiary thereof or any current or former director or executive officer thereof. Neither the SEC or a Securities Commission has issued any stop order or other order suspending holding any securities of the Corporation;

(dd)

the Corporation is not in default in any material respect of any requirement of Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the Canadian Offering Jurisdictions;

(ee)	to the knowledge of the Corporation, no insider of the Corporation has advised the Corporation of their present intention to sell any securities of the Corporation;

(ff)

the Corporation is, and will be at all times during the distribution of the Common Shares to be issued as part of the Offering, in compliance in all material respects with all its disclosure obligations under all Applicable Securities Laws and federal and state securities laws of the United States (including, without limitation, all of its disclosure obligations pursuant to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Public Disclosure Documents are, and will be at all times during the distribution of the Common Shares to be issued as part of the Offering, in compliance in all material respects with all Applicable Securities Laws and federal and state securities laws of the United States and do not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or are made, not misleading and such documents collectively constitute and will constitute full, true and plain disclosure of all material facts relating to the Corporation and do not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or are made, not misleading. There is no fact of specific application to the Corporation known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect its business, results of operations, condition (financial or otherwise), assets, liabilities (contingent or otherwise), capital, affairs, prospects, cash flow, income or business operation or the ability of the Corporation to perform its obligations under this Agreement, other than in respect of the Refinancing Transactions;

(gg)

the Corporation is, and will be at all times during the distribution of the Common Shares to be issued as part of the Offering, in compliance in all material respects with all timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any Material Adverse Change in the business, results of operations, condition (financial or otherwise), assets, liabilities (contingent or otherwise), capital, affairs, prospects, cash flow, income or business operation of the Corporation and the Subsidiaries, taken as a whole, which has not been publicly disclosed and none of the documents filed by or on behalf of the Corporation pursuant to Applicable Securities Laws contain a misrepresentation at the date of the filing thereof, other than in respect of the Refinancing Transactions;

(hh)

the execution and delivery of this Agreement and the compliance with all provisions contemplated hereunder, the issue and sale of the Common Shares to be issued as part of the Offering does not and will not:

(i)

require the Authorization of or with, or notice to, any Governmental Authority or any other third party, except: (i) filings required by applicable Canadian securities laws or state securities laws of the United States, (ii) the filing of report of trade with the applicable Securities Commissions, (iii) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filing of any requisite notices and/or application(s) to the TSX for the issuance and sale of the Securities and their listing for trading thereon in the time and manner required thereby, (v) the filings required in accordance with Section 4.4, (vi) those that have been made or obtained prior to the date of this Agreement, or (vii) such as may be required and will be obtained during the distribution of the Common Shares to be issued as part of the Offering, provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Corporation will be placed under remedial delisting review;

(ii)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(A)

any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, board of directors or any committee of the board of directors of the Corporation or the Subsidiaries;

(B)

any Law applicable to the Corporation or the Subsidiaries, including, without limitation, Applicable Securities Laws, or any judgment, order or decree of any Governmental Authority having jurisdiction over the Corporation or the Subsidiaries, provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Corporation may be placed under remedial delisting review; or

(C)	any agreement of the Corporation or the Subsidiaries, except where such breach or default would not have a Material Adverse Effect; or

(iii)

give rise to any Lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or the Subsidiaries or any of their respective properties or assets;

(ii)

other than the Agent and Stifel, Nicolaus & Company, Incorporated, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(jj)

no registration under the 1933 Act is required for the offer and sale of the Securities by the Corporation to the Subscribers under the Documents. Subject to obtaining conditional approval of the TSX, the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the TSX and is exempt from the prospectus requirements of Applicable Securities Laws;

(kk)

except pursuant to the Registration Rights Agreement, no person has any right to cause the Corporation to effect the registration (including “piggy-back” registration rights) under the 1933 Act or under any Applicable Securities Laws of any securities of the Corporation. No person has registration or “piggy-back” rights that would pre-empt or “cut-back” the registration rights granted to the Subscribers in the Registration Rights Agreement;

(ll)

none of the Corporation, its Subsidiaries nor any person acting on its behalf has, directly or indirectly, at any time within the past six (6) months, directly or indirectly, made any offers or sales of any Corporation security or solicit any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D and/or afforded by Section 4(a)(2) of the 1933 Act in connection with the offer and sale by the Corporation of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Documents to be integrated with prior offerings by the Corporation for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of the TSX;

(mm)

neither the Corporation nor any of its Subsidiaries nor any person acting on behalf of the Corporation has engaged in any form of general solicitation or general advertising (as defined in Regulation D), including but not limited to: (A) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (B) any seminar or meeting whose attendees were invited by any general solicitation or general advertising in connection with the offer or sale of Securities;

(nn)

neither the Corporation nor any Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could reasonably be expected to, constitute a Material Adverse Effect;

(oo)

to the knowledge of the Corporation, no other party is in default in the observance or performance of any term or obligation to be performed by such other party under any contract to which the Corporation or any of the Subsidiaries is a party or by which it is bound and no event has occurred which after notice or lapse of time or both would result in a breach of or constitute a default under, in any such case which default or event would constitute a Material Adverse Effect;

(pp)	neither the Corporation nor any Subsidiary is aware of any Law, or proposed Law, which it contemplates will constitute a Material Adverse Effect;

(qq)

other than as disclosed in the Public Disclosure Documents, neither the Corporation nor the Subsidiaries has any loans or other indebtedness outstanding which have been made to any of their respective officers, directors or employees, past or present, any known holder of more than 10% of any class of shares of the Corporation or the Subsidiaries, or any person not dealing at arm’s length with the Corporation or the Subsidiaries that are currently outstanding;

(rr)

other than as disclosed in the Public Disclosure Documents, none of the directors, executive officers or employees of the Corporation or any Subsidiary, or any known holder of more than 10% of any class of shares of the Corporation or any affiliate thereof, has any material interest, direct or indirect, in any transaction that is material to the Corporation or the Subsidiaries;

(ss)

none of the (i) executive officers or directors of the Corporation, (ii) shareholders of the Corporation and (iii) employees of the Corporation, in each case, is presently a party to any transaction with the Corporation or any Subsidiary other than for services as employees, executive officers and directors; in respect of severance arrangements; the SALP Loan Agreement; or licenses or other agreements entered into in the ordinary course of business;

(tt)

the Corporation maintains insurance covering the properties, operations, personnel and businesses of the Corporation and the Subsidiaries as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation, the Subsidiaries and the businesses of the Corporation and the Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; and the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(uu)

each of the Corporation and the Subsidiaries is in compliance in all material respects with all applicable Laws (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (“Hazardous Substances”);

(vv)

each of the Corporation and the Subsidiaries has obtained all material Authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary for the operation of the businesses carried on by the Corporation and the Subsidiaries and each Environmental Permit is valid, subsisting and in good standing, in all material respects, and neither the Corporation nor any of the Subsidiaries is in material default or breach of any Environmental Permit and, to the knowledge of the Corporation and the Subsidiaries, no proceeding is pending or, to the knowledge of the Corporation and the Subsidiaries, threatened, to revoke or limit any Environmental Permit;

(ww)

neither the Corporation nor any of the Subsidiaries has used, except in compliance in all material respects with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(xx)

neither the Corporation nor any of the Subsidiaries has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and neither the Corporation nor any of the Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance short of prosecution. To the knowledge of the Corporation and the Subsidiaries, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or the Subsidiaries, nor has the Corporation or any of the Subsidiaries received notice of any of the same;

(yy)

neither the Corporation nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Corporation nor any Subsidiary has received any request for information in connection with any federal, provincial, state or municipal inquiries as to disposal sites;

(zz)

there are no orders, rulings or directives issued, pending or, to the knowledge of the Corporation and the Subsidiaries, threatened against the Corporation or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries which would have a Material Adverse Effect;

(aaa)

no order, ruling of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any Securities Commission and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any Securities Commission;

(bbb)	other than as disclosed in the Public Disclosure Documents, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the obligations of any third-party;

(ccc)

Computershare Investor Services Inc., the transfer agent of the Corporation at its principal offices in the City of Toronto has been duly appointed as registrar and transfer agent for the Common Shares;

(ddd)

neither the Corporation nor the Subsidiaries, nor to the knowledge of the Corporation and the Subsidiaries, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or the Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) violated any applicable anti-bribery, import, export control and economic sanctions laws including any provision of the Corruption of Foreign Officials Act (Canada), the U.S. Foreign Corrupt Practice Act, the UK Bribery Act, the regulations administered by U.S. Customs and Border Protection, the U.S. Export Administration Regulations, and the regulations administered by the U.S. Office of Foreign Assets Control (“OFAC”);

(eee)

neither the Corporation nor any Subsidiary nor, to the Corporation’s knowledge, any director, executive officer, agent, employee, affiliate or person acting on behalf of the Corporation or any Subsidiary is currently subject to any U.S. sanctions administered by OFAC or any other applicable sanctions; and the Corporation will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, towards any sales or operations in Cuba, Iran, North Korea, Sudan, Syria, or any other country sanctioned by OFAC or for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(fff)

each of the Corporation and the Subsidiaries holds all of the permits, licenses and like authorizations necessary for it to carry on its current business in each jurisdiction where such business is carried on that are material to the conduct of the business of each of the Corporation and the Subsidiaries, including, but not limited to, permits, licenses and like authorizations from Health Regulatory Authorities (collectively, the “Material Permits”); all such Material Permits are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation or any of the Subsidiaries, as now carried on or proposed to be carried on, as set out in the Public Disclosure Documents, and each of the Corporation and the Subsidiaries is not in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Material Permits in good standing;

(ggg)	each of the Corporation and the Subsidiaries is in compliance in all material respects with each Material Permit held by it and is not in material violation of, or in default under, applicable Laws;

(hhh)

each of the Corporation and the Subsidiaries (i) is, and at all times has been, in material compliance with all statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, holding, distribution, storage, import, export or disposal of any product manufactured or distributed by the Corporation or the Subsidiaries (“Product Laws”), except where such noncompliance would not, individually or in the aggregate, reasonably be expected to be material to the business of the Corporation and its Subsidiaries, taken as a whole; and (ii) other than the 483 and Complete Response Letter (“CRL”) received from the FDA in connection with Plasminogen, has not received any FDA Form 483, written notice of adverse finding, warning letter, CRL, untitled letter or other correspondence or written notice from any court or arbitrator or Health Regulatory Authority alleging or asserting material non-compliance with (or denying application for) (x) any Product Laws or (y) any licenses, exemptions, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Product Laws;

(iii)

the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Corporation and the Subsidiaries (collectively, the “Clinical Trials”) were and, if still pending, are being conducted, in all material respects, in accordance with all applicable Laws, including applicable Laws administered by Health Regulatory Authorities. The descriptions of the results of the Clinical Trials described or referred to in the Public Disclosure Documents are accurate and complete in all material respects and fairly present the published data derived from the Clinical Trials and neither the Corporation nor any Subsidiary has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Public Disclosure Documents. Neither the Corporation nor any Subsidiary has received any notices or written correspondence from any Health Regulatory Authority with respect to any Clinical Trial requiring the termination or suspension of any such Clinical Trial;

(jjj)

each of the Corporation and the Subsidiaries has filed with the applicable Health Regulatory Authority all material applications, filings, declarations, listings, registrations, reports and submissions that are required to be so filed. All such filings were materially correct and complete, and in compliance with applicable Laws when filed and no deficiencies have been asserted by any Health Regulatory Authority with respect to any such filings, declarations, listings, registrations, reports or submissions;

(kkk)

except as disclosed in the Public Disclosure Documents and in connection with the security interest or hypothec granted pursuant to the SALP Loan Agreement, each of the Corporation and the Subsidiaries is the legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Corporate IP free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature other than in connection with the SALP Loan Agreement, Liens granted to Governmental Authorities and Liens granted in the ordinary course of business, and neither the Corporation nor any of the Subsidiaries has knowledge of any claim of adverse ownership in respect thereof. Except as disclosed in the Public Disclosure Documents and in connection with the SALP Loan Agreement, no consent of any person other than the Corporation and/or the Subsidiaries and/or any co-owner of the Corporate IP, if applicable, is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Corporate IP and, other than licenses granted under licenses entered into in the ordinary course, none of the Corporate IP comprises an improvement to Licensed IP that would give any person other than the Corporation and/or the Subsidiaries any rights to the Corporate IP, including, without limitation, rights to license the Corporate IP;

(lll)

other than as disclosed in the Public Disclosure Documents, neither the Corporation nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging the Corporation’s or any Subsidiary’s ownership or right to use any of the Corporate IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation and the Subsidiaries, is there a reasonable basis for any claim that any person other than the Corporation and the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Corporate IP;

(mmm)

to the knowledge of the Corporation and the Subsidiaries, all applications for registration of any material Registered Corporate IP are in good standing, are recorded in the name of the Corporation or the Subsidiaries and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, all right, title and interest in and to the invention(s) disclosed in such application have been or prior to the applicable filing will be assigned in writing (without any express right to revoke such assignment) to the Corporation or the Subsidiaries. All such registrations have been filed, prosecuted and obtained in accordance with all applicable IP Laws and are currently in effect and in compliance with all applicable IP Laws. To the knowledge of the Corporation and the Subsidiaries, no registration of material Registered Corporate IP has expired, become abandoned, been cancelled or expunged, been dedicated to the public, or has lapsed for failure to be renewed or maintained. To the knowledge of the Corporation and the Subsidiaries, there has been no public disclosure, sale or offer for sale of any Corporate IP that may prevent the valid issue of all available Intellectual Property rights in such Corporate IP;

(nnn)

except as disclosed in the Public Disclosure Documents, to the knowledge of the Corporation and the Subsidiaries, the conduct of the business of each of the Corporation and the Subsidiaries (including, without limitation, the use or other exploitation of the Corporate IP and Licensed IP by the Corporation and/or the Subsidiaries or other licensees) has not, does not and will not infringe, violate, misappropriate or otherwise conflict with any Intellectual Property right of any person, and has not been alleged to infringe, violate, misappropriate or otherwise conflict with any Intellectual Property right of any person;

(ooo)

the Corporate IP and the Licensed IP is all of the Intellectual Property that is required to conduct the business of the Corporation and the Subsidiaries as disclosed in the Public Disclosure Documents;

(ppp)	to the knowledge of the Corporation and the Subsidiaries, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any rights with respect to the Corporate IP;

(qqq)

neither the Corporation nor any Subsidiary is aware of any reason as a result of which it is not entitled to make use of and commercially exploit the Corporate IP. With respect to each material license or material agreement by which the Corporation or any Subsidiary has obtained the rights to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed IP rights of any other person or by which the Corporation or any Subsidiary has granted to any third party the right to so exploit such Licensed IP:

(i)

such material license or material agreement is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms, except to the extent that enforceability may be limited by: (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and represents the entire agreement between the parties thereto with respect to the subject matter thereof, and no event of default has occurred and is continuing under any such material license or material agreement; and

(ii)

(i) neither the Corporation nor any Subsidiary has received any notice of termination or cancellation, or threat of termination (whether written, oral or otherwise) under such material license or material agreement, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (ii) neither the Corporation nor any Subsidiary has received any notice of a breach or default under such material license or material agreement which breach or default has not been cured; and (iii) neither the Corporation nor any Subsidiary has granted to any other person any rights adverse to, or in conflict with, such material license or material agreement; and

(iii)

neither the Corporation nor any Subsidiary is aware of any other party to such material license or material agreement that is in breach or default thereof, and is not aware of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such material license or material agreement;

(rrr)

to the extent that any of the Corporate IP is licensed or disclosed to any person or any person has access to such Corporate IP (including, without limitation, any employee, officer, shareholder or consultant of the Corporation or any Subsidiary), each of the Corporation and the Subsidiaries has entered into a valid and enforceable written agreement which contains customary terms and conditions prohibiting the unauthorized use, reproduction or disclosure of such Corporate IP by such person. All such agreements are in full force and effect (other than such agreements that have terminated or expired in accordance with their terms) and none of the Corporation, a Subsidiary or to the knowledge of the Corporation and the Subsidiaries, any other person, is in default of its obligations thereunder;

(sss)

each of the Corporation and the Subsidiaries has taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Corporate IP;

(ttt)

to the knowledge of the Corporation and the Subsidiaries, or as otherwise disclosed in the Public Disclosure Documents, it is not, and will not be, necessary for the Corporation or any of the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of the employees made prior to their employment with the Corporation or the Subsidiaries in violation of the rights of such employee or any of his or her prior employers;

(uuu)	neither the Corporation nor any Subsidiary has received any advice or any opinion that any of the Corporate IP is invalid or unregistrable or unenforceable, in whole or in part;

(vvv)

neither the Corporation nor any Subsidiary has received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon the sale of any Common Shares or which may affect the right of ownership of the Corporation or any Subsidiary in the Corporate IP;

(www)

each of the Corporation and the Subsidiaries has and enforces a policy requiring each employee and consultant to execute a non-disclosure agreement and all current employees and consultants of each of the Corporation and the Subsidiaries have executed such an agreement and to the knowledge of the Corporation and the Subsidiaries, all past employees and consultants of each of the Corporation and the Subsidiaries have executed such an agreement;

(xxx)

all of the present and past employees of the Corporation and the Subsidiaries, and all of the present and past consultants, contractors and agents of the Corporation and the Subsidiaries performing services relating to the development, modification or support of the Corporate IP, have entered into a written agreement assigning to the Corporation and/or the Subsidiaries all worldwide right, title and interest in and to all such Intellectual Property and waiving any moral rights thereto;

(yyy)	any and all fees or payments required to keep the material Corporate IP and, to the knowledge of the Corporation and the Subsidiaries, the Licensed IP in force or in effect have been paid;

(zzz)

other than as disclosed in the Public Disclosure Documents, there are no material Intellectual Property disputes, negotiations, agreements or communications between the Corporation or any Subsidiary and any other persons relating to or potentially relating to the business of the Corporation or any Subsidiary;

(aaaa)

with respect to each of the premises of the Corporation or the Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and which the Corporation and/or any of the Subsidiaries occupies as tenant (the “Leased Premises”), the Corporation and such Subsidiary has the right to occupy and use such Leased Premises, and each of the leases pursuant to which the Corporation and/or any of the Subsidiaries occupies the Leased Premises are, in all material respects, in good standing and in full force and effect, and neither the Corporation nor any other party thereto is in breach of any material covenants, conditions or obligations contained therein;

(bbbb)

the Corporation and each of the Subsidiaries and their representatives have complied with all Laws respecting anti-money laundering matters and no action, suit or proceeding by or before any Governmental Authority involving the Corporation or the Subsidiaries with respect such Laws is, to the knowledge of the Corporation, pending or threatened;

(cccc)

to its knowledge, information and belief, the Corporation has provided (whether through counsel or otherwise) full, true and plain disclosure to any and all due diligence investigations, requests and enquiries made by, or on behalf of, the Agent; and

(dddd)

all information and statements contained in documents made available by the Corporation or any of Subsidiaries (through legal counsel or otherwise) to the Agent, are true and correct in all material respects and does not contain any untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; and the responses given by the Corporation and its directors and officers in the due diligence sessions will be true and correct in all material respects where they relate to matters of fact as at the time such responses are given where the responses given by the Corporation and its directors and officers at the due diligence sessions reflect the opinion or view of the Corporation or its directors and officers (including responses which are forward looking or otherwise related to projections, forecasts or estimates of future performance or results (operating financial or otherwise)) (“Forward-Looking Statements”), such opinions or views will be honestly held and believed to be reasonable at the time they are given, provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in the Forward-Looking Statement;

(eeee)

neither the Corporation nor any Subsidiary is, intends or in the reasonably foreseeable future expects to become a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

(ffff)

none of the Corporation or any of its predecessors or Subsidiaries has had the registration of a class of securities under the 1933 Act revoked by the SEC pursuant to Section 12(j) of the 1933 Act and any rules or regulations promulgated thereunder and the Corporation is exempt from the registration requirements of the Securities Exchange Act of 1934;

(gggg)

the Corporation is not, and is not an affiliate of, and immediately after receipt and application of payment for the Securities will not be, or be an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

(hhhh)

the Corporation acknowledges and agrees that the Subscribers are acting solely in the capacity of an arm’s length purchaser with respect to the Documents and the transactions contemplated hereby and thereby. The Corporation further acknowledges that the Subscribers are not acting as a financial advisor or fiduciary of the Corporation (or in any similar capacity) with respect to the Documents and the transactions contemplated thereby and any advice given by the Subscribers or any of their representatives or agents in connection with the Documents and the transactions contemplated thereby is merely incidental to the Subscribers’ purchase of the Securities. The Corporation further represents to the Subscribers that the Corporation’s decision to enter into this Agreement and the other Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Corporation and its representatives;

(iiii)

neither the Corporation nor any of its Subsidiaries (i) is a “controlled foreign corporation” (a “CFC”) within the meaning of Section 957 of the Code, or (ii) has realized or expects to realize any material amounts of “Subpart F income” within the meaning of Section 952 of the Code or to hold material amounts of “U.S. property” within the meaning of Section 956 of the Code, in the current taxable year or in the reasonably foreseeable future;

(jjjj)

the Corporation is not, and was not in the past, an “ineligible issuer” (as defined in Rule 405 promulgated under the Securities Act). The Corporation has never been an issuer subject to Rule 144(i) under the Securities Act;

(kkkk)

the Corporation acknowledges that the Subscribers will rely upon the truth and accuracy of, and the Corporations compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Corporation set forth herein;

(llll)

the Corporation and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under any rights plan (including the Rights Plans) or the laws of its jurisdiction of incorporation that is or could reasonably be expected to become applicable to the Subscribers as a result of the Subscribers and the Corporation fulfilling their obligations or exercising their rights under the Documents (including, without limitation, the Corporation’s issuance of the Securities and the Subscribers’ ownership of the Securities) and any other subscribers, purchasers and/or participants and the Corporation fulfilling their obligations or exercising their rights under any documents (including the Restructuring Agreement) with respect to any other issuances of Corporation securities contemplated by the Corporation on the Closing Date (including the Refinancing Transactions) or the date of any rights offering after the Closing Date. No rights plan (including any Rights Plan) is applicable to the Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions as a result of the Subscribers and the Corporation fulfilling their obligations or exercising their rights under the Documents (including, without limitation, the Corporation’s issuance of the Securities and the Subscribers’ ownership of the Securities) and any other subscribers, purchasers and/or participants and the Corporation fulfilling their obligations or exercising their rights under any documents (including the Restructuring Agreement) with respect to any other issuances of Corporation securities contemplated by the Corporation on the Closing Date (including the Refinancing Transactions) or the date of any rights offering after the Closing Date. Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions will not be upon the issuance of the Securities at Closing or the date of any rights offering after the Closing Date and upon any other issuances of Corporation securities contemplated by the Corporation on the Closing Date (including issuances in respect of the Refinancing Transactions) or the date of any rights offering after the Closing Date, an “Acquiring Person” or term of similar import under any rights plan (including any Rights Plan) and no “Stock Acquisition Date” or other triggering event under any rights plan (including any Rights Plan) will occur upon the issuance of the Securities at Closing and upon any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date. None of Subscribers or any other subscriber or participant in the Offering or the Refinancing Transactions will be deemed to be acting jointly or in concert with any other subscriber or purchaser (including the other Subscriber) under any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date for the purposes of any rights plan (including the Rights Plans) as a result of being a party to the Documents or the Restructuring Agreement, any transactions in accordance with the Documents and the Restructuring Agreement and/or any other issuances of Corporation securities contemplated by the Corporation on the Closing Date or the date of any rights offering after the Closing Date; and

(mmmm)

the Corporation, and each Subsidiary, is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any “Margin Stock” (as defined in Regulation U). No part of the proceeds of the purchase of Securities hereunder will be used (i) to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock, or (ii) for any other purpose, in each case, violative of or inconsistent with any of the provisions of any regulation of the Board of Governors, including, without limitation, Regulations T, U and X thereto.

EXHIBIT 1

BOARD OBSERVATION RIGHTS AND DIRECTOR NOMINATION AGREEMENT

[EXHIBIT OMITTED – THE FINAL VERSION OF THE AGREEMENT EXECUTED BY THE

PARTIES WILL BE FILED SEPARATELY ON SEDAR]

EXHIBIT 2

REGISTRATION RIGHTS AGREEMENT

[EXHIBIT OMITTED – THE FINAL VERSION OF THE AGREEMENT EXECUTED BY THE

PARTIES WILL BE FILED SEPARATELY ON SEDAR]